1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: November 15, 2016	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

Consolidated Financial Statements for the Nine Months Ended September 30, 2016 and 2015 and Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

The Board of Directors and Shareholders

Taiwan Semiconductor Manufacturing Company Limited

We have reviewed the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries (the “Company”) as of September 30, 2016 and 2015 and the related consolidated statements of comprehensive income for the three months ended September 30, 2016 and 2015 and for the nine months ended September 30, 2016 and 2015, as well as the consolidated statements of changes in equity and cash flows for the nine months ended September 30, 2016 and 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these consolidated financial statements based on our reviews.

We conducted our reviews in accordance with Statement on Auditing Standards No. 36, “Review of Financial Statements,” issued by the Auditing Standards Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting,” endorsed by the Financial Supervisory Commission of the Republic of China.

November 8, 2016

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the accountants’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language accountants’ review report and consolidated financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	September 30, 2016 (Reviewed)		December 31, 2015 (Audited)		September 30, 2015 (Reviewed)
	Amount	%	Amount	%	Amount	%

ASSETS

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$463,971,657	27	$562,688,930	34	$515,731,398	33
Financial assets at fair value through profit or loss (Notes 4 and 7)	1,848,317	—	6,026	—	98,835	—
Available-for-sale financial assets (Notes 8 and 14)	45,815,003	3	14,299,361	1	1,597,602	—
Held-to-maturity financial assets (Note 9)	5,320,041	—	9,166,523	1	7,362,003	1
Hedging derivative financial assets (Note 10)	—	—	1,739	—	96,153	—
Notes and accounts receivable, net (Note 11)	129,118,058	8	85,059,675	5	96,611,632	6
Receivables from related parties (Note 32)	170,704	—	505,722	—	511,008	—
Other receivables from related parties (Note 32)	149,684	—	125,018	—	128,490	—
Inventories (Notes 12 and 36)	53,882,144	3	67,052,270	4	65,066,214	4
Other financial assets (Notes 4, 33 and 36)	5,866,961	—	4,305,358	—	3,613,680	—
Other current assets (Note 17)	3,448,916	—	3,533,369	—	2,844,481	—

Total current assets	709,591,485	41	746,743,991	45	693,661,496	44

NONCURRENT ASSETS
Held-to-maturity financial assets (Note 9)	27,430,893	2	6,910,873	—	2,571,357	—
Financial assets carried at cost (Note 13)	3,788,041	—	3,990,882	—	1,507,749	—
Investments accounted for using equity method (Note 14)	18,691,554	1	24,091,828	2	26,935,985	2
Property, plant and equipment (Note 15)	934,928,493	54	853,470,392	52	830,825,109	53
Intangible assets (Note 16)	14,630,613	1	14,065,880	1	13,196,292	1
Deferred income tax assets (Note 4)	7,506,051	1	6,384,974	—	5,743,803	—
Refundable deposits	509,564	—	430,802	—	400,263	—
Other noncurrent assets (Note 17)	1,610,069	—	1,428,676	—	1,376,756	—

Total noncurrent assets	1,009,095,278	59	910,774,307	55	882,557,314	56

TOTAL	$1,718,686,763	100	$1,657,518,298	100	$1,576,218,810	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans (Note 18)	$37,648,800	2	$39,474,000	2	$33,564,120	2
Financial liabilities at fair value through profit or loss (Notes 4 and 7)	224,525	—	72,610	—	179,363	—
Hedging derivative financial liabilities (Note 10)	1,039	—	—	—	—	—
Accounts payable	24,936,790	1	18,575,286	1	18,057,750	1
Payables to related parties (Note 32)	1,039,778	—	1,149,988	—	1,128,121	—
Salary and bonus payable	12,183,218	1	11,702,042	1	10,428,126	1
Accrued profit sharing bonus to employees and compensation to directors and supervisors (Notes 22 and 28)	16,252,681	1	20,958,893	1	16,105,423	1
Payables to contractors and equipment suppliers	58,789,579	3	26,012,192	2	34,338,079	2
Income tax payable (Note 4)	27,970,532	2	32,901,106	2	24,464,158	2
Provisions (Note 19)	11,512,994	1	10,163,536	1	9,898,270	1
Long-term liabilities - current portion (Note 20)	38,109,680	2	23,517,612	1	23,515,931	1
Accrued expenses and other current liabilities (Note 21)	28,885,496	2	27,701,329	2	30,010,029	2

Total current liabilities	257,555,112	15	212,228,594	13	201,689,370	13

NONCURRENT LIABILITIES
Bonds payable (Note 20)	152,138,965	9	191,965,082	12	191,970,754	12
Long-term bank loans	24,200	—	32,500	—	35,000	—
Deferred income tax liabilities (Note 4)	37,510	—	31,271	—	153,932	—
Net defined benefit liability (Note 4)	7,475,381	—	7,448,026	—	6,611,531	—
Guarantee deposits (Note 21)	15,872,972	1	21,564,801	1	23,208,034	2
Others (Note 19)	1,689,974	—	1,613,545	—	1,555,245	—

Total noncurrent liabilities	177,239,002	10	222,655,225	13	223,534,496	14

Total liabilities	434,794,114	25	434,883,819	26	425,223,866	27

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock (Note 22)	259,303,805	15	259,303,805	16	259,303,805	16

Capital surplus (Note 22)	56,269,958	3	56,300,215	3	56,298,728	4

Retained earnings (Note 22)
Appropriated as legal capital reserve	208,297,945	12	177,640,561	11	177,640,561	11
Unappropriated earnings	764,460,228	45	716,653,025	43	644,577,881	41

	972,758,173	57	894,293,586	54	822,218,442	52

Others (Note 22)	(5,218,902)	—	11,774,113	1	13,138,191	1

Equity attributable to shareholders of the parent	1,283,113,034	75	1,221,671,719	74	1,150,959,166	73

NONCONTROLLING INTERESTS	779,615	—	962,760	—	35,778	—

Total equity	1,283,892,649	75	1,222,634,479	74	1,150,994,944	73

TOTAL	$1,718,686,763	100	$1,657,518,298	100	$1,576,218,810	100

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	For the Three Months Ended September 30						For the Nine Months Ended September 30
	2016			2015			2016			2015
	Amount		%	Amount		%	Amount		%	Amount		%

NET REVENUE (Notes 24, 32 and 38)		$260,405,885	100		$212,504,909	100		$685,711,092	100		$639,978,805	100

COST OF REVENUE (Notes 12, 28, 32 and 36)		128,366,813	49		110,188,424	52		347,960,308	51		328,509,564	51

GROSS PROFIT BEFORE REALIZED (UNREALIZED) GROSS PROFIT ON SALES TO ASSOCIATES		132,039,072	51		102,316,485	48		337,750,784	49		311,469,241	49

REALIZED (UNREALIZED) GROSS PROFIT ON SALES TO ASSOCIATES		11,717	—		19,271	—		(28,181)	—		735	—

GROSS PROFIT		132,050,789	51		102,335,756	48		337,722,603	49		311,469,976	49

OPERATING EXPENSES (Notes 28 and 32)
Research and development		18,724,320	7		16,486,365	8		51,246,823	7		49,880,041	8
General and administrative		5,584,814	2		4,296,668	2		14,096,947	2		13,126,301	2
Marketing		1,531,454	1		1,377,131	1		4,383,455	1		4,247,546	1

Total operating expenses		25,840,588	10		22,160,164	11		69,727,225	10		67,253,888	11

OTHER OPERATING INCOME AND EXPENSES, NET (Note 28)		51,921	—		(1,786,668)	—		55,059	—		(2,131,983)	—

INCOME FROM OPERATIONS (Note 38)		106,262,122	41		78,388,924	37		268,050,437	39		242,084,105	38

NON-OPERATING INCOME AND EXPENSES
Share of profits of associates and joint venture		881,376	—		925,854	—		2,614,537	—		2,876,252	—
Other income		1,521,234	1		1,066,001	—		4,646,589	1		3,492,533	1
Foreign exchange gain (loss), net (Note 37)		(409,625)	—		2,571,011	1		(2,310,461)	—		2,326,899	—
Finance costs		(822,667)	—		(792,941)	—		(2,494,672)	—		(2,370,284)	—
Other gains and losses (Note 25)		817,175	—		1,235,770	1		3,405,475	—		21,375,777	3

Total non-operating income and expenses		1,987,493	1		5,005,695	2		5,861,468	1		27,701,177	4

INCOME BEFORE INCOME TAX		108,249,615	42		83,394,619	39		273,911,905	40		269,785,282	42

INCOME TAX EXPENSE (Notes 4 and 26)		11,460,502	5		8,077,319	4		39,801,916	6		36,071,170	5

NET INCOME		96,789,113	37		75,317,300	35		234,109,989	34		233,714,112	37

OTHER COMPREHENSIVE INCOME (LOSS) (Notes 22 and 26)
Items that may be reclassified subsequently to profit or loss
Exchange differences arising on translation of foreign operations		(10,123,965)	(4)		13,245,566	6		(17,070,485)	(2)		7,597,640	1
Changes in fair value of available-for-sale financial assets		59,051	—		(3,622,659)	(1)		80,327	—		(20,455,403)	(3)
Share of other comprehensive income (loss) of associates and joint venture		(11,372)	—		(354,145)	—		(2,743)	—		239,665	—
Income tax benefit (expense) related to items that may be reclassified subsequently		(33,879)	—		15,553	—		(6,239)	—		(2,551)	—

Other comprehensive income (loss) for the period, net of income tax		(10,110,165)	(4)		9,284,315	5		(16,999,140)	(2)		(12,620,649)	(2)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		$86,678,948	33		$84,601,615	40		$217,110,849	32		$221,093,463	35

NET INCOME (LOSS) ATTRIBUTABLE TO:
Shareholders of the parent		$96,759,056	37		$75,329,224	35		$234,046,870	34		$233,736,649	37
Noncontrolling interests		30,057	—		(11,924)	—		63,119	—		(22,537)	—

		$96,789,113	37		$75,317,300	35		$234,109,989	34		$233,714,112	37

TOTAL COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO:
Shareholders of the parent		$86,652,080	33		$84,613,016	40		$217,053,855	32		$221,125,549	35
Noncontrolling interests		26,868	—		(11,401)	—		56,994	—		(32,086)	—

		$86,678,948	33		$84,601,615	40		$217,110,849	32		$221,093,463	35

	For the Three Months Ended September 30						For the Nine Months Ended September 30
	2016			2015			2016			2015
	Income Attributable to Shareholders of the Parent			Income Attributable to Shareholders of the Parent			Income Attributable to Shareholders of the Parent			Income Attributable to Shareholders of the Parent

EARNINGS PER SHARE (NT$, Note 27)
Basic earnings per share	$		3.73	$		2.91	$		9.03	$		9.01

Diluted earnings per share	$		3.73	$		2.91	$		9.03	$		9.01

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars, Except Dividends Per Share)

(Reviewed, Not Audited)

	Equity Attributable to Shareholders of the Parent
							Others
	Capital Stock - Common Stock			Retained Earnings			Foreign Currency	Unrealized Gain/Loss from Available-
	Shares (In Thousands)	Amount	Capital Surplus	Legal Capital Reserve	Unappropriated Earnings	Total	Translation Reserve	for-sale Financial Assets	Cash Flow Hedges Reserve	Total	Total	Noncontrolling Interests	Total Equity

BALANCE, JANUARY 1, 2016	25,930,380	$259,303,805	$56,300,215	$177,640,561	$716,653,025	$894,293,586	$11,039,949	$734,771	$(607)	$11,774,113	$1,221,671,719	$962,760	$1,222,634,479

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	30,657,384	(30,657,384)	—	—	—	—	—	—	—	—
Cash dividends to shareholders - NT$6.0 per share	—	—	—	—	(155,582,283)	(155,582,283)	—	—	—	—	(155,582,283)	—	(155,582,283)

Total	—	—	—	30,657,384	(186,239,667)	(155,582,283)	—	—	—	—	(155,582,283)	—	(155,582,283)

Net income for the nine months ended September 30, 2016	—	—	—	—	234,046,870	234,046,870	—	—	—	—	234,046,870	63,119	234,109,989

Other comprehensive income (loss) for the nine months ended September 30, 2016, net of income tax	—	—	—	—	—	—	(17,091,106)	97,601	490	(16,993,015)	(16,993,015)	(6,125)	(16,999,140)

Total comprehensive income (loss) for the nine months ended September 30, 2016	—	—	—	—	234,046,870	234,046,870	(17,091,106)	97,601	490	(16,993,015)	217,053,855	56,994	217,110,849

Disposal of investments accounted for using equity method	—	—	(56,169)	—	—	—	—	—	—	—	(56,169)	—	(56,169)

Adjustments to share of changes in equities of associates and joint venture	—	—	18,875	—	—	—	—	—	—	—	18,875	9	18,884

From share of changes in equities of subsidiaries	—	—	7,037	—	—	—	—	—	—	—	7,037	(7,037)	—

Decrease in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	(231,157)	(231,157)

Effect of disposal of subsidiary	—	—	—	—	—	—	—	—	—	—	—	(1,954)	(1,954)

BALANCE, SEPTEMBER 30, 2016	25,930,380	$259,303,805	$56,269,958	$208,297,945	$764,460,228	$972,758,173	$(6,051,157)	$832,372	$(117)	$(5,218,902)	$1,283,113,034	$779,615	$1,283,892,649

BALANCE, JANUARY 1, 2015	25,929,662	$259,296,624	$55,989,922	$151,250,682	$553,914,592	$705,165,274	$4,502,113	$21,247,483	$(305)	$25,749,291	$1,046,201,111	$127,221	$1,046,328,332

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	26,389,879	(26,389,879)	—	—	—	—	—	—	—	—
Cash dividends to shareholders - NT$4.5 per share	—	—	—	—	(116,683,481)	(116,683,481)	—	—	—	—	(116,683,481)	—	(116,683,481)

Total	—	—	—	26,389,879	(143,073,360)	(116,683,481)	—	—	—	—	(116,683,481)	—	(116,683,481)

Net income (loss) for the nine months ended September 30, 2015	—	—	—	—	233,736,649	233,736,649	—	—	—	—	233,736,649	(22,537)	233,714,112

Other comprehensive income (loss) for the nine months ended September 30, 2015, net of income tax	—	—	—	—	—	—	7,507,537	(20,118,301)	(336)	(12,611,100)	(12,611,100)	(9,549)	(12,620,649)

Total comprehensive income (loss) for the nine months ended September 30, 2015	—	—	—	—	233,736,649	233,736,649	7,507,537	(20,118,301)	(336)	(12,611,100)	221,125,549	(32,086)	221,093,463

Issuance of stock from exercise of employee stock options	718	7,181	130,974	—	—	—	—	—	—	—	138,155	—	138,155

Disposal of investments accounted for using equity method	—	—	(26,537)	—	—	—	—	—	—	—	(26,537)	—	(26,537)

Adjustments to share of changes in equities of associates and joint venture	—	—	230,222	—	—	—	—	—	—	—	230,222	149	230,371

From share of changes in equities of subsidiaries	—	—	(25,853)	—	—	—	—	—	—	—	(25,853)	25,853	—

Decrease in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	(42,719)	(42,719)

Effect of disposal of subsidiary	—	—	—	—	—	—	—	—	—	—	—	(42,640)	(42,640)

BALANCE, SEPTEMBER 30, 2015	25,930,380	$259,303,805	$56,298,728	$177,640,561	$644,577,881	$822,218,442	$12,009,650	$1,129,182	$(641)	$13,138,191	$1,150,959,166	$35,778	$1,150,994,944

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Nine Months Ended September 30
	2016	2015

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$273,911,905	$269,785,282
Adjustments for:
Depreciation expense	164,665,319	163,884,425
Amortization expense	2,725,524	2,365,320
Finance costs	2,494,672	2,370,284
Share of profits of associates and joint venture	(2,614,537)	(2,876,252)
Interest income	(4,509,169)	(2,875,858)
Loss (gain) on disposal of property, plant and equipment, net	(61,491)	49,503
Impairment loss on property, plant and equipment	—	2,317,424
Impairment loss on intangible assets	—	58,514
Impairment loss on financial assets	55,055	132,015
Gain on disposal of available-for-sale financial assets, net	(83,138)	(21,482,011)
Gain on disposal of financial assets carried at cost, net	(37,831)	(82,128)
Loss (gain) on disposal of investments accounted for using equity method, net	259,960	(2,305,323)
Loss from liquidation of subsidiaries	36,105	—
Unrealized (realized) gross profit on sales to associates	28,181	(735)
Loss (gain) on foreign exchange, net	(2,542,581)	2,492,659
Dividend income	(137,420)	(616,675)
Loss from hedging instruments	14,763	137,124
Loss (gain) arising from changes in fair value of available-for-sale financial assets in hedge effective portion	(14,634)	298,751
Gain from lease agreement modification	—	(428,388)
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	(1,690,376)	(213,641)
Notes and accounts receivable, net	(48,540,162)	15,780,788
Receivables from related parties	335,018	(198,053)
Other receivables from related parties	(24,666)	51,115
Inventories	13,170,126	1,271,757
Other financial assets	(1,285,255)	1,049,004
Other current assets	84,453	925,665
Accounts payable	5,807,444	(3,106,992)
Payables to related parties	(82,578)	(363,369)
Salary and bonus payable	481,176	(145,796)
Accrued profit sharing bonus to employees and compensation to directors and supervisors	(4,706,212)	(1,947,397)
Accrued expenses and other current liabilities	1,337,333	198,533
Provisions	1,398,158	(540,919)
Net defined benefit liability	27,355	43,749

Cash generated from operations	400,502,497	426,028,375
Income taxes paid	(45,887,694)	(40,821,123)

Net cash generated by operating activities	354,614,803	385,207,252

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Nine Months Ended September 30
	2016	2015

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Available-for-sale financial assets	$(51,587,356)	$(3,628)
Held-to-maturity financial assets	(25,112,300)	(19,301,111)
Financial assets carried at cost	(240,743)	(87,970)
Property, plant and equipment	(215,502,503)	(172,993,344)
Intangible assets	(2,989,442)	(2,657,499)
Land use right	(805,318)	—
Proceeds from disposal or redemption of:
Available-for-sale financial assets	20,654,629	53,990,941
Held-to-maturity financial assets	7,400,000	13,900,000
Financial assets carried at cost	160,498	357,993
Investments accounted for using equity method	—	3,962,848
Property, plant and equipment	93,720	70,433
Proceeds from return of capital of financial assets carried at cost	65,383	—
Derecognition of hedging derivative financial instruments	(11,974)	—
Costs from entering into hedging transactions	—	(495,348)
Interest received	4,679,716	2,606,926
Net cash inflow from disposal of subsidiary (Note 30)	—	601,047
Other dividends received	137,420	616,675
Dividends received from investments accounted for using equity method	5,478,790	3,407,126
Refundable deposits paid	(140,056)	(267,994)
Refundable deposits refunded	74,455	227,253
Decrease in receivables for temporary payments	706,718	—

Net cash used in investing activities	(256,938,363)	(116,065,652)

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in short-term loans	(157,064)	(2,628,330)
Repayment of bonds	(23,471,600)	—
Repayment of long-term bank loans	(6,120)	—
Interest paid	(3,148,821)	(2,704,853)
Decrease in obligations under finance leases	—	(29,098)
Guarantee deposits received	996,803	557,639
Guarantee deposits refunded	(500,835)	(552,993)
Cash dividends	(155,582,283)	(116,683,481)
Proceeds from exercise of employee stock options	—	33,891
Decrease in noncontrolling interests	(231,666)	(42,719)

Net cash used in financing activities	(182,101,586)	(122,049,944)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(14,292,127)	10,109,235

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Nine Months Ended September 30
	2016	2015

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$(98,717,273)	$157,200,891

CASH AND CASH EQUIVALENTS INCLUDED IN NONCURRENT ASSETS HELD FOR SALE, BEGINNING OF PERIOD	—	81,478

CASH AND CASH EQUIVALENT ON CONSOLIDATED BALANCE SHEET, BEGINNING OF PERIOD	562,688,930	358,449,029

CASH AND CASH EQUIVALENTS, END OF PERIOD	$463,971,657	$515,731,398

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 and 2015

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. TSMC is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

On September 5, 1994, TSMC’s shares were listed on the Taiwan Stock Exchange (TWSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The address of its registered office and principal place of business is No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan. The principal operating activities and operating segments information of TSMC and its subsidiaries (collectively as the “Company”) are described in Notes 4 and 38.

2.	THE AUTHORIZATION OF FINANCIAL STATEMENTS

The accompanying consolidated financial statements were reported to the Board of Directors and issued on November 8, 2016.

3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

As of the date that the accompanying consolidated financial statements were issued, the Company has not applied the following International Financial Reporting Standards (IFRS), International Accounting Standards (IASs), Interpretations of IFRS, and Interpretations of IASs issued by the International Accounting Standards Board (IASB) (collectively, “IFRSs”).

a.	The IFRSs in issue and endorsed by Financial Supervisory Commission (FSC) with effective date starting 2017

According to Rule No. 1050026834 issued by the FSC, the following IFRSs endorsed by the FSC should be adopted by the Company starting 2017.

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB (Note 1)

Annual Improvements to IFRSs 2010 - 2012 Cycle	July 1, 2014 or transactions on or after July 1, 2014
Annual Improvements to IFRSs 2011 - 2013 Cycle	July 1, 2014
Annual Improvements to IFRSs 2012 - 2014 Cycle	January 1, 2016 (Note 2)
Amendments to IFRS 10, IFRS 12 and IAS 28 “Investment Entities: Applying the Consolidation Exception”	January 1, 2016

(Continued)

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB (Note 1)

Amendment to IFRS 11 “Accounting for Acquisitions of Interests in Joint Operations”	January 1, 2016
Amendment to IAS 1 “Disclosure Initiative”	January 1, 2016
Amendments to IAS 16 and IAS 38 “Clarification of Acceptable Methods of Depreciation and Amortization”	January 1, 2016
Amendment to IAS 19 “Defined Benefit Plans: Employee Contributions”	July 1, 2014
Amendment to IAS 27 “Equity Method in Separate Financial Statements”	January 1, 2016
Amendment to IAS 36 “Recoverable Amount Disclosures for Non-Financial Assets”	January 1, 2014
Amendment to IAS 39 “Novation of Derivatives and Continuation of Hedge Accounting”	January 1, 2014

(Concluded)

Note 1:	The aforementioned new, revised or amended standards or interpretations are effective after fiscal year beginning on or after the effective dates, unless specified otherwise.
Note 2:	The amendment to IFRS 5 is applied prospectively to changes in a method of disposal that occur in annual periods beginning on or after January 1, 2016; the remaining amendments are effective for annual periods beginning on or after January 1, 2016.

Except for the following, the Company believes that the adoption of aforementioned IFRSs with effective date starting 2017 will not have a significant effect on the Company’s consolidated financial statements:

1)	Amendments to IAS 36, “Recoverable Amount Disclosures for Non-Financial Assets”

The amendments to IAS 36 clarify that the Company is required to disclose the recoverable amount of an asset or a cash-generating unit only when an impairment loss on the asset has been recognized or reversed during the period. Furthermore, if the recoverable amount for which impairment loss has been recognized or reversed is fair value less costs of disposal, the Company is required to disclose the fair value hierarchy. If the fair value measurements are categorized within Level 2 or Level 3, the valuation technique and key assumptions used to measure the fair value are disclosed. The discount rate used is disclosed if such fair value less costs of disposal is measured by using present value technique. The Company expects the aforementioned amendments will result in a broader disclosure of recoverable amount for non-financial assets.

Except for the aforementioned impact, as of the date that the accompanying consolidated financial statements were issued, the Company continues in evaluating the impact on its financial position and financial performance as a result of IFRSs with effective date starting 2017. The related impact will be disclosed when the Company completes the evaluation.

b.	The IFRSs issued by IASB but not yet endorsed by FSC

The Company has not applied the following IFRSs issued by the IASB but not endorsed by the FSC. The FSC announced that the Company should apply IFRS 15 starting January 1, 2018. As of the date the consolidated financial statements were issued, the FSC has not announced the effective dates of other new IFRSs.

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB (Note 3)

Amendment to IFRS 2 “Classification and Measurement of Share-based Payment Transactions”	January 1, 2018
IFRS 9 “Financial Instruments”	January 1, 2018
Amendments to IFRS 9 and IFRS 7 “Mandatory Effective Date of IFRS 9 and Transition Disclosure”	January 1, 2018
Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	Effective date to be determined by IASB
IFRS 15 “Revenue from Contracts with Customers”	January 1, 2018
Amendment to IFRS 15 “Clarifications to IFRS 15”	January 1, 2018
IFRS 16 “Leases”	January 1, 2019
Amendment to IAS 7 “Disclosure Initiative”	January 1, 2017
Amendment to IAS 12 “Recognition of Deferred Tax Assets for Unrealized Losses”	January 1, 2017

Note 3:	The aforementioned new, revised or amended standards or interpretations are effective after fiscal year beginning on or after the effective dates.

Except for the following, the initial application of the above new standards and interpretations would not have any material impact on the Company’s accounting policies:

1)	IFRS 9, “Financial Instruments”

All recognized financial assets currently in the scope of IAS 39, “Financial Instruments: Recognition and Measurement,” will be subsequently measured at either the amortized cost or the fair value. The classification and measurement requirements in IFRS 9 are stated as follows:

For the debt instruments invested by the Company, if the contractual cash flows that are solely for payments of principal and interest on the principal amount outstanding, the classification and measurement requirements are stated as follows:

a)	If the objective of the Company’s business model is to hold the financial asset to collect the contractual cash flows, such assets are measured at the amortized cost. Interest revenue should be recognized in profit or loss by using the effective interest method, continuously assessed for impairment and the impairment loss or reversal of impairment loss should be recognized in profit and loss.

b)	If the objective of the Company’s business model is to hold the financial asset both to collect the contractual cash flows and to sell the financial assets, such assets are measured at fair value through other comprehensive income and are continuously assessed for impairment. Interest revenue should be recognized in profit or loss by using the effective interest method. A gain or loss on a financial asset measured at fair value through other comprehensive income should be recognized in other comprehensive income, except for impairment gains or losses and foreign exchange gains and losses. When such financial asset is derecognized or reclassified, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss.

The other financial assets which do not meet the aforementioned criteria should be measured at the fair value through profit or loss. However, the Company may irrevocably designate an investment in equity instruments that is not held for trading as measured at fair value through other comprehensive income. All relevant gains and losses shall be recognized in other comprehensive income, except for dividends which are recognized in profit or loss. No subsequent impairment assessment is required, and the cumulative gain or loss previously recognized in other comprehensive income cannot be reclassified from equity to profit or loss.

IFRS 9 adds a new expected loss impairment model to measure the impairment of financial assets. A loss allowance for expected credit losses should be recognized on financial assets measured at amortized cost and financial assets mandatorily measured at fair value through other comprehensive income. If the credit risk on a financial instrument has not increased significantly since initial recognition, the Company should measure the loss allowance for that financial instrument at an amount equal to 12-month expected credit losses. If the credit risk on a financial instrument has increased significantly since initial recognition and is not deemed to be a low credit risk, the Company should measure the loss allowance for that financial instrument at an amount equal to the lifetime expected credit losses. The Company should always measure the loss allowance at an amount equal to lifetime expected credit losses for trade receivables.

The main changes in hedge accounting amended the application requirements for hedge accounting to better reflect the entity’s risk management activities. Compared with IAS 39, the main changes include: (1) enhancing types of transactions eligible for hedge accounting, specifically broadening the risks eligible for hedge accounting of non-financial items; (2) changing the way hedging derivative instruments are accounted for to reduce profit or loss volatility; and (3) replacing retrospective effectiveness assessment with the principle of economic relationship between the hedging instrument and the hedged item.

2)	IFRS 15, “Revenue from Contracts with Customers” and related amendment

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, and will supersede IAS 18, “Revenue,” IAS 11, “Construction Contracts,” and a number of revenue-related interpretations.

When applying IFRS 15, the Company shall recognize revenue by applying the following steps:

•	Identify the contract with the customer;

•	Identify the performance obligations in the contract;

•	Determine the transaction price;

•	Allocate the transaction price to the performance obligations in the contracts; and

•	Recognize revenue when the entity satisfies a performance obligation.

When IFRS 15 and related amendment are effective, the Company may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this Standard recognized at the date of initial application.

3)	IFRS 16, “Leases”

IFRS 16 sets out the accounting standards for leases that will supersede IAS 17 and a number of related interpretations.

Under IFRS 16, if the Company is a lessee, it shall recognize right-of-use assets and lease liabilities for all leases on the consolidated balance sheets except for low-value and short-term leases. The Company may elect to apply the accounting method similar to the accounting for operating lease under IAS 17 to the low-value and short-term leases. On the consolidated statements of comprehensive income, the Company should present the depreciation expense charged on the right-of-use asset separately from interest expense accrued on the lease liability; interest is computed by using effective interest method. On the consolidated statements of cash flows, cash payments for both the principal and interest portion of the lease liability are classified within financing activities.

When IFRS 16 becomes effective, the Company may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of the initial application of this Standard recognized at the date of initial application.

Except for the aforementioned impact, as of the date that the accompanying consolidated financial statements were issued, the Company continues in evaluating the impact on its financial position and financial performance as a result of the initial adoption of the other standards or interpretations. The related impact will be disclosed when the Company completes the evaluation.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Except for the following, the accounting policies applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2015.

For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and IAS 34, “Interim Financial Reporting,” endorsed by the FSC. The consolidated financial statements do not present all the disclosures required for a complete set of annual consolidated financial statements prepared under the IFRSs.

Basis of Consolidation

The basis for the consolidated financial statements

The basis for the consolidated financial statements applied in these consolidated financial statements is consistent with those applied in the consolidated financial statements for the year ended December 31, 2015.

The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period was as follows:

			Establishment and Operating Location	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products		September 30, 2016	December 31, 2015	September 30, 2015	Note

TSMC	TSMC North America	Selling and marketing of integrated circuits and semiconductor devices	San Jose, California, U.S.A.	100%	100%	100%	—
	TSMC Japan Limited (TSMC Japan)	Marketing activities	Yokohama, Japan	100%	100%	100%	a)
	TSMC Partners, Ltd. (TSMC Partners)	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry	Tortola, British Virgin Islands	100%	100%	100%	a)
	TSMC Korea Limited (TSMC Korea)	Customer service and technical supporting activities	Seoul, Korea	100%	100%	100%	a)
	TSMC Europe B.V. (TSMC Europe)	Marketing and engineering supporting activities	Amsterdam, the Netherlands	100%	100%	100%	a)
	TSMC Global, Ltd. (TSMC Global)	Investment activities	Tortola, British Virgin Islands	100%	100%	100%	—

(Continued)

			Establishment and Operating Location	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products		September 30, 2016	December 31, 2015	September 30, 2015	Note

TSMC	TSMC China Company Limited (TSMC China)	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	Shanghai, China	100%	100%	100%	—
	TSMC Nanjing Company Limited (TSMC Nanjing)	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	Nanjing, China	100%	—	—	b)
	VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in new start-up technology companies	Cayman Islands	98%	98%	98%	a)
	VentureTech Alliance Fund II, L.P. (VTAF II)	Investing in new start-up technology companies	Cayman Islands	98%	98%	98%	a)
	Emerging Alliance Fund, L.P. (Emerging Alliance)	Investing in new start-up technology companies	Cayman Islands	—	99.5%	99.5%	a), c)
	TSMC Solar Ltd. (TSMC Solar)	Engaged in researching, developing, designing, manufacturing and selling renewable energy and saving related technologies and products	Tai-Chung, Taiwan	—	—	99%	d)
	TSMC Guang Neng Investment, Ltd. (TSMC GN)	Investment activities	Taipei, Taiwan	—	—	100%	d)
	TSMC Solar Europe GmbH	Selling of solar related products and providing customer service	Hamburg, Germany	100%	100%	—	a), d)
	Chi Cherng Investment Co., Ltd. (Chi Cherng)	Investment activities	Taipei, Taiwan	100%	100%	—	e), f)
	VisEra Technologies Company Ltd. (VisEra Tech)	Engaged in manufacturing electronic spare parts and in researching, developing, designing, manufacturing, selling, packaging and testing of color filter	Hsin-Chu, Taiwan	87%	—	—	e), g)
TSMC Partners	TSMC Design Technology Canada Inc. (TSMC Canada)	Engineering support activities	Ontario, Canada	100%	100%	100%	a)
	TSMC Technology, Inc. (TSMC Technology)	Engineering support activities	Delaware, U.S.A.	100%	100%	100%	a)
	TSMC Development, Inc. (TSMC Development)	Investment activities	Delaware, U.S.A.	100%	100%	100%	—
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Investing in new start-up technology companies	Cayman Islands	97%	97%	97%	a)
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Investing in new start-up technology companies	Cayman Islands	97%	97%	97%	a)
	VisEra Holding Company (VisEra Holding)	Investing in companies involved in the design, manufacturing and other related businesses in the semiconductor industry	Cayman Islands	100%	98%	49%	a), e), g)
TSMC Development	WaferTech, LLC (WaferTech)	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices	Washington, U.S.A.	100%	100%	100%	—
VTAF III	Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	New Taipei, Taiwan	58%	58%	58%	—
	Growth Fund Limited (Growth Fund)	Investing in new start-up technology companies	Cayman Islands	100%	100%	100%	a)
VTAF III, VTAF II and Emerging Alliance	VentureTech Alliance Holdings, LLC (VTA Holdings)	Investing in new start-up technology companies	Delaware, U.S.A.	—	100%	100%	a), c)
VTAF III, VTAF II and TSMC	VentureTech Alliance Holdings, LLC (VTA Holdings)	Investing in new start-up technology companies	Delaware, U.S.A.	100%	—	—	a), c)
TSMC Solar	TSMC Solar North America, Inc. (TSMC Solar NA)	Selling and marketing of solar related products	Delaware, U.S.A.	—	—	100%	a), d)
	TSMC Solar Europe GmbH	Selling of solar modules and related products and providing customer service	Hamburg, Germany	—	—	100%	a), d)
VisEra Holding	VisEra Tech	Engaged in manufacturing electronic spare parts and in researching, developing, designing, manufacturing, selling, packaging and testing of color filter	Hsin-Chu, Taiwan	—	87%	87%	e), g)

(Concluded)

Note a:	This is an immaterial subsidiary for which the consolidated financial statements are not reviewed by the Company’s independent accountants.
Note b:	Under the investment agreement entered into with the municipal government of Nanjing, China on March 28, 2016, the Company will make an investment in Nanjing in the amount of approximately US$3 billion to establish a subsidiary managing a 300mm wafer fab with the capacity of 20,000 12-inch wafers per month, and a design service center. TSMC Nanjing was established in May 2016.
Note c:	Due to the expiration of the investment agreement between Emerging Alliance and TSMC, Emerging Alliance completed the liquidation procedures in April 2016. Emerging Alliance’s ownership in VTA Holdings is held directly by TSMC.
Note d:	In August 2015, TSMC Solar ceased its manufacturing operations. TSMC Solar and TSMC GN were incorporated into TSMC in December 2015. After the incorporation, TSMC Solar Europe GmbH, the subsidiary of TSMC Solar, is held directly by TSMC and TSMC Solar Europe GmbH has started the liquidation procedures. TSMC Solar NA, the subsidiary of TSMC Solar, completed the liquidation procedures in December 2015.
Note e:	The Company acquired OmniVision Technologies, Inc.’s (“OVT’s”) 49.1% ownership in VisEra Holding and 100% ownership in Taiwan OmniVision Investment Holding Co. (“OVT Taiwan”) on November 20, 2015. As a result, the Company has obtained controls of VisEra Holding and OVT Taiwan; therefore the Company has consolidated VisEra Holding, OVT Taiwan and VisEra Tech, held directly by VisEra Holding, since November 20, 2015. Please refer to Note 29.
Note f:	OVT Taiwan that originally acquired by the Company was renamed as Chi Cherng in December 2015. In November 2016, the Board of Directors of TSMC approved that Chi Cherng will be incorporated into TSMC.
Note g:	To simplify investment structure, VisEra Tech owned by VisEra Holding was transferred to TSMC in the third quarter of 2016. In October 2016, VisEra Holding was also merged into TSMC Partners, the subsidiary of TSMC.

Financial Instruments Designated as at Fair Value through Profit or Loss

A financial instrument may be designated as at fair value through profit or loss (FVTPL) upon initial recognition. The financial instrument forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Company’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis.

Retirement Benefits

Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. The interim period income tax expense is accrued using the tax rate that would be applicable to expected total annual earnings, that is, the estimated average annual effective income tax rate applied to the pre-tax income of the interim period.

Insurance Claim

The Company recognizes insurance claim reimbursement for losses incurred related to disaster damages. Insurance claim reimbursements are recorded, net of any deductible amounts, at the time while there is evidence that the claim reimbursement is virtually certain to be received.

Government Grants

Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attaching to them and that the grants will be received.

Government grants whose primary condition is that the Company should purchase, construct or otherwise acquire non-current assets (mainly including land use right and depreciable assets) are recognized as a deduction from the carrying amount of the related assets and recognized as a reduced depreciation or amortization charge in profit or loss over the contract period or useful lives of the related assets. Government grants that are receivables as compensation for expenses already incurred are deducted from incurred expenses in the period in which they become receivables.

5.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION AND UNCERTAINTY

The same critical accounting judgments and key sources of estimates and uncertainty have been followed in these consolidated financial statements as were applied in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2015.

6.	CASH AND CASH EQUIVALENTS

	September 30, 2016	December 31, 2015	September 30, 2015

Cash and deposits in banks	$463,671,592	$557,270,910	$510,693,940
Repurchase agreements collateralized by corporate bonds	300,065	5,132,778	3,961,517
Repurchase agreements collateralized by government bonds	—	285,242	576,463
Repurchase agreements collateralized by short-term commercial paper	—	—	499,478

	$463,971,657	$562,688,930	$515,731,398

Deposits in banks consisted of highly liquid time deposits that were readily convertible to known amounts of cash and were subject to an insignificant risk of changes in value.

7.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	September 30, 2016	December 31, 2015	September 30, 2015

Financial assets

Held for trading
Cross currency swap contracts	$186,592	$—	$25,197
Forward exchange contracts	84,591	6,026	73,638

	271,183	6,026	98,835

Designated as at FVTPL
Time deposit	1,577,134	—	—

	$1,848,317	$6,026	$98,835

Financial liabilities

Held for trading
Forward exchange contracts	$194,557	$72,610	$179,363
Cross currency swap contracts	20,642	—	—

	215,199	72,610	179,363

Designated as at FVTPL
Forward exchange contracts	9,326	—	—

	$224,525	$72,610	$179,363

The Company entered into derivative contracts to manage exposures due to fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for derivative contracts.

Outstanding forward exchange contracts consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)

September 30, 2016

Sell NT$/Buy EUR	October 2016	NT$5,875,971/EUR166,500
Sell NT$/Buy JPY	October 2016 to November 2016	NT$18,401,384/JPY58,842,475
Sell US$/Buy EUR	October 2016	US$5,597/EUR5,000
Sell US$/Buy NT$	October 2016 to November 2016	US$54,000/NT$1,695,076
Sell US$/Buy RMB	October 2016 to June 2017	US$282,020/RMB1,883,798

December 31, 2015

Sell US$/Buy JPY	January 2016	US$128,418/JPY15,449,355
Sell US$/Buy RMB	January 2016	US$226,000/RMB1,464,472
Sell US$/Buy NT$	January 2016 to February 2016	US$440,000/NT$14,434,179

September 30, 2015

Sell EUR/Buy US$	October 2015	EUR3,400/US$3,810
Sell NT$/Buy US$	October 2015	NT$1,828,624/US$56,000
Sell US$/Buy EUR	October 2015	US$25,692/EUR23,000
Sell US$/Buy NT$	October 2015 to November 2015	US$845,000/NT$27,667,518
Sell US$/Buy RMB	October 2015 to November 2015	US$188,000/RMB1,199,447

Outstanding cross currency swap contracts consisted of the following:

Maturity Date	Contract Amount (In Thousands)	Range of Interest Rates Paid	Range of Interest Rates Received

September 30, 2016

October 2016	US$1,646,000/ NT$51,816,590	0.69%-0.90%	—

September 30, 2015

October 2015	NT$3,216,025/ US$98,500	—	0.18%

8.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	September 30, 2016	December 31, 2015	September 30, 2015

Corporate bonds	$20,459,534	$6,267,768	$—
Agency bonds	10,679,092	2,627,367	—
Corporate issued asset-backed securities	7,326,334	3,154,366	—
Government bonds	4,304,642	878,377	—
Publicly traded stocks	3,045,401	1,371,483	1,597,196
Money market funds	—	—	406

	$45,815,003	$14,299,361	$1,597,602

9.	HELD-TO-MATURITY FINANCIAL ASSETS

	September 30, 2016	December 31, 2015	September 30, 2015

Corporate bonds/Bank debentures	$25,476,134	$8,143,146	$7,539,404
Negotiable certificate of deposit	4,706,100	4,934,250	—
Structured product	2,568,700	3,000,000	—
Commercial paper	—	—	2,393,956

	$32,750,934	$16,077,396	$9,933,360

Current portion	$5,320,041	$9,166,523	$7,362,003
Noncurrent portion	27,430,893	6,910,873	2,571,357

	$32,750,934	$16,077,396	$9,933,360

10.	HEDGING DERIVATIVE FINANCIAL INSTRUMENTS

	September 30, 2016	December 31, 2015	September 30, 2015

Financial assets - current

Fair value hedges
Interest rate futures contracts	$—	$1,739	$—
Stock forward contracts	—	—	96,153

	$—	$1,739	$96,153

Financial liabilities - current

Fair value hedges
Interest rate futures contracts	$1,039	$—	$—

The Company entered into interest rate futures contracts, which are used to hedge against price risk caused by changes in interest rates in the Company’s investments in fixed income securities.

The outstanding interest rate futures contracts consisted of the following:

Maturity Period	Contract Amount (US$ in Thousands)

September 30, 2016

December 2016	US$	5,500

December 31, 2015

March 2016	US$	13,800

The Company’s investments in publicly traded stocks are exposed to the risk of market price fluctuations. Accordingly, the Company entered into stock forward contracts to sell shares at a contracted price determined by specific percentage of the spot price on the trade date in a specific future period in order to hedge the fair value risk caused by changes in equity prices.

The outstanding stock forward contracts consisted of the following:

	September 30, 2016	December 31, 2015	September 30, 2015

Contract amount (US$ in thousands)	$—	$—		$814,135
			(US$	24,741)

11.	NOTES AND ACCOUNTS RECEIVABLE, NET

	September 30, 2016	December 31, 2015	September 30, 2015

Notes and accounts receivable	$129,598,103	$85,547,926	$97,115,658
Allowance for doubtful receivables	(480,045)	(488,251)	(504,026)

Notes and accounts receivable, net	$129,118,058	$85,059,675	$96,611,632

In principle, the payment term granted to customers is due 30 days from the invoice date or 30 days from the end of the month of when the invoice is issued. The allowance for doubtful receivables is assessed by reference to the collectability of receivables by performing the account aging analysis, historical experience and current financial condition of customers.

Except for those impaired, for the rest of the notes and accounts receivable, the account aging analysis at the end of the reporting period is summarized in the following table. Notes and accounts receivable include amounts that are past due but for which the Company has not recognized a specific allowance for doubtful receivables after the assessment since there has not been a significant change in the credit quality of its customers and the amounts are still considered recoverable.

Aging analysis of notes and accounts receivable, net

	September 30, 2016	December 31, 2015	September 30, 2015

Neither past due nor impaired	$116,427,755	$71,482,666	$87,742,721
Past due but not impaired
Past due within 30 days	10,259,847	13,577,009	8,585,713
Past due 31-60 days	1,945,254	—	283,198
Past due 61-120 days	485,202	—	—

	$129,118,058	$85,059,675	$96,611,632

Movements of the allowance for doubtful receivables

	Individually Assessed for Impairment	Collectively Assessed for Impairment	Total

Balance at January 1, 2016	$10,241	$478,010	$488,251
Provision	—	321	321
Reversal/Write-off	(8,393)	—	(8,393)
Effect of exchange rate changes	—	(134)	(134)

Balance at September 30, 2016	$1,848	$478,197	$480,045

(Continued)

	Individually Assessed for Impairment	Collectively Assessed for Impairment	Total

Balance at January 1, 2015	$8,093	$478,637	$486,730
Provision	28,593	20,670	49,263
Reversal	—	(32,832)	(32,832)
Effect of exchange rate changes	775	90	865

Balance at September 30, 2015	$37,461	$466,565	$504,026

(Concluded) Aging analysis of accounts receivable that is individually determined as impaired

	September 30, 2016	December 31, 2015	September 30, 2015

Not past due	$—	$—	$1,136
Past due 1-30 days	—	—	3,327
Past due 31-60 days	—	—	4,207
Past due 61-120 days	—	—	3,264
Past due over 121 days	1,848	10,241	25,527

	$1,848	$10,241	$37,461

12.	INVENTORIES

	September 30, 2016	December 31, 2015	September 30, 2015

Finished goods	$4,878,237	$7,974,902	$10,138,370
Work in process	43,386,241	53,632,056	49,216,582
Raw materials	2,876,452	3,038,756	3,422,366
Supplies and spare parts	2,741,214	2,406,556	2,288,896

	$53,882,144	$67,052,270	$65,066,214

Write-down of inventories to net realizable value (excluding earthquake losses) was included in the cost of revenue, which were as follows. Please refer to related earthquake losses in Note 36.

	Three Months Ended September 30		Nine Months Ended September 30
	2016	2015	2016	2015

Inventory losses	$400,040	$97,971	$1,051,173	$1,465,692

13.	FINANCIAL ASSETS CARRIED AT COST

	September 30, 2016	December 31, 2015	September 30, 2015

Non-publicly traded stocks	$2,921,975	$3,268,100	$1,215,789
Mutual funds	866,066	722,782	291,960

	$3,788,041	$3,990,882	$1,507,749

Since there is a wide range of estimated fair values of the Company’s investments in non-publicly traded stocks, the Company concludes that the fair value cannot be reliably measured and therefore should be measured at the cost less any impairment.

The stocks of Impinj, Inc. and Richwave Technology Corp. were listed in July 2016 and November 2015, respectively. Accordingly, the Company reclassified the aforementioned investments from financial assets carried at cost to available-for-sale financial assets.

14.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

Investments accounted for using the equity method consisted of the following:

	September 30, 2016	December 31, 2015	September 30, 2015

Associates	$18,691,554	$24,091,828	$23,585,244
Joint venture	—	—	3,350,741

	$18,691,554	$24,091,828	$26,935,985

a.	Investments in associates

Associates consisted of the following:

		Place of	Carrying Amount			% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities	Incorporation and Operation	September 30, 2016	December 31, 2015	September 30, 2015	September 30, 2016	December 31, 2015	September 30, 2015

Vanguard International Semiconductor Corporation (VIS)	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	Hsinchu, Taiwan	$8,422,487	$8,446,054	$8,201,681	28%	28%	28%
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	Fabrication and supply of integrated circuits	Singapore	6,436,314	9,511,515	8,961,566	39%	39%	39%
Xintec Inc. (Xintec)	Wafer level chip size packaging service	Taoyuan, Taiwan	2,711,649	2,928,362	2,240,223	41%	41%	35%
Global Unichip Corporation (GUC)	Researching, developing, manufacturing, testing and marketing of integrated circuits	Hsinchu, Taiwan	1,121,104	1,152,335	1,079,023	35%	35%	35%
Motech Industries, Inc. (Motech)	Manufacturing and sales of solar cells, crystalline silicon solar cell, and test and measurement instruments and design and construction of solar power systems	New Taipei, Taiwan	—	2,053,562	3,102,751	—	12%	18%

			$18,691,554	$24,091,828	$23,585,244

Starting June 2016, the Company has no longer served as Motech’s board of director. As a result, the Company exercises no significant influence over Motech. Therefore, Motech is no longer accounted for using the equity method. Further, such investment was reclassified to available-for-sale financial assets and the Company recognized a disposal loss of NT$259,960 thousand.

In the fourth quarter of 2015, the Company sold 29,160 thousand common shares of Motech and recognized a disposal gain of NT$202,384 thousand. After the sale, the Company’s percentage of ownership over Motech decreased to 12.0%. Motech continued to be accounted for using equity method as the Company still retained significant influence over Motech.

The Company acquired OVT’s 49.1% ownership in VisEra Holding on November 20, 2015. As a result, the Company has obtained control of VisEra Holding and consolidated VisEra Holding since November 20, 2015. The Company included the Xintec shares held by VisEra Holding and total percentage of ownership over Xintec increased to 41.4%. To simplify investment structure, Xintec owned by VisEra Holding was transferred to TSMC in the third quarter of 2016.

In the second quarter of 2015, the Company sold 82,000 thousand common shares of VIS and recognized a disposal gain of NT$2,263,539 thousand. After the sale, the Company owned approximately 28.3 % of the equity interest in VIS.

The market prices of the investments accounted for using the equity method in publicly traded stocks calculated by the closing price at the end of the reporting period are summarized as follow. The closing price represents the quoted price in active markets, the level 1 fair value measurement.

Name of Associate	September 30, 2016	December 31, 2015	September 30, 2015

VIS	$27,203,497	$19,868,766	$17,315,536

Xintec	$3,800,278	$3,605,534	$3,256,518

GUC	$3,534,271	$3,081,399	$2,712,565

Motech		$2,636,054	$3,179,890

b.	Investments in joint venture

Joint venture consisted of the following:

		Place of	Carrying Amount			% of Ownership and Voting Rights Held by the Company
Name of Joint Venture	Principal Activities	Incorporation and Operation	September 30, 2016	December 31, 2015	September 30, 2015	September 30, 2016	December 31, 2015	September 30, 2015

VisEra Holding	Investing in companies involved in the design, manufacturing and other related businesses in the semiconductor industry	Cayman Islands	$—	$—	$3,350,741	—	—	49%

The Company acquired OVT’s 49.1% ownership in VisEra Holding on November 20, 2015. As a result, the Company has obtained control of VisEra Holding and consolidated VisEra Holding since November 20, 2015. Please refer to Note 29 for related disclosures.

15.	PROPERTY, PLANT AND EQUIPMENT

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Assets under Finance Leases	Equipment under Installation and Construction in Progress	Total

Cost

Balance at January 1, 2016	$4,067,391	$296,801,864	$1,893,489,604	$30,700,049	$7,113	$192,111,548	$2,417,177,569
Additions	—	6,915,391	129,035,170	3,832,079	—	107,584,121	247,366,761
Disposals or retirements	—	(13,373)	(2,659,973)	(386,859)	—	—	(3,060,205)
Reclassification	—	—	—	7,113	(7,113)	—	—
Effect of exchange rate changes	(39,552)	(1,469,279)	(4,899,538)	(113,918)	—	(103,092)	(6,625,379)

Balance at September 30, 2016	$4,027,839	$302,234,603	$2,014,965,263	$34,038,464	$—	$299,592,577	$2,654,858,746

(Continued)

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Assets under Finance Leases	Equipment under Installation and Construction in Progress	Total

Accumulated depreciation and impairment

Balance at January 1, 2016	$506,185	$157,910,155	$1,385,857,655	$19,426,069	$7,113	$—	$1,563,707,177
Additions	22,193	13,210,805	148,223,485	3,208,836	—	—	164,665,319
Disposals or retirements	—	(7,327)	(2,631,853)	(386,796)	—	—	(3,025,976)
Reclassification	—	—	—	7,113	(7,113)	—	—
Effect of exchange rate changes	(24,135)	(1,109,652)	(4,199,447)	(83,033)	—	—	(5,416,267)

Balance at September 30, 2016	$504,243	$170,003,981	$1,527,249,840	$22,172,189	$—	$—	$1,719,930,253

Carrying amounts at January 1, 2016	$3,561,206	$138,891,709	$507,631,949	$11,273,980	$—	$192,111,548	$853,470,392

Carrying amounts at September 30, 2016	$3,523,596	$132,230,622	$487,715,423	$11,866,275	$—	$299,592,577	$934,928,493

Cost

Balance at January 1, 2015	$4,036,785	$269,163,850	$1,754,170,227	$27,960,835	$841,154	$109,334,736	$2,165,507,587
Additions	—	24,150,678	123,991,559	2,406,587	—	28,365,554	178,914,378
Disposals or retirements	—	(6,180)	(1,908,608)	(880,917)	—	—	(2,795,705)
Lease agreement modification	—	—	—	—	(820,963)	—	(820,963)
Effect of exchange rate changes	30,892	471,030	2,593,902	53,458	(13,076)	26,861	3,163,067

Balance at September 30, 2015	$4,067,677	$293,779,378	$1,878,847,080	$29,539,963	$7,115	$137,727,151	$2,343,968,364

Accumulated depreciation and impairment

Balance at January 1, 2015	$459,140	$141,245,913	$1,188,388,402	$16,767,934	$447,397	$—	$1,347,308,786
Additions	21,494	11,968,771	149,087,602	2,781,445	25,113	—	163,884,425
Disposals or retirements	—	(5,313)	(1,832,675)	(836,801)	—	—	(2,674,789)
Lease agreement modification	—	—	—	—	(458,612)	—	(458,612)
Impairment	—	278,057	2,028,627	10,740	—	—	2,317,424
Effect of exchange rate changes	18,215	380,506	2,339,517	34,566	(6,783)	—	2,766,021

Balance at September 30, 2015	$498,849	$153,867,934	$1,340,011,473	$18,757,884	$7,115	$—	$1,513,143,255

Carrying amounts at September 30, 2015	$3,568,828	$139,911,444	$538,835,607	$10,782,079	$—	$137,727,151	$830,825,109

(Concluded)

The significant part of the Company’s buildings includes main plants, mechanical and electrical power equipment and clean rooms, and the related depreciation is calculated using the estimated useful lives of 20 years, 10 years and 10 years, respectively.

For the year ended December 31, 2015, the Company recognized an impairment loss of NT$259,568 thousand under foundry segment since the carrying amount of some of property, plant and equipment is expected to be unrecoverable. Such impairment loss was included in other operating income and expenses.

In August 2015, TSMC Solar ceased its manufacturing operations. In the third quarter of 2015, the Company recognized an impairment loss of NT$2,286,016 thousand since the carrying amounts of some of machinery and equipment, office equipment and mechanical and electrical power equipment were expected to be unrecoverable. Such impairment loss was included in other operating income and expenses.

The Company had a building lease agreement with leasing terms from December 2003 to November 2018 and such lease was accounted for as a finance lease. In August 2015, the lease was determined to be an operating lease due to a modification on lease conditions; as such, the Company recognized a gain of NT$430,041 thousand from the modification. Such gain was included in other operating income and expenses.

16.	INTANGIBLE ASSETS

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total

Cost

Balance at January 1, 2016	$6,104,784	$8,454,304	$19,474,428	$4,879,026	$38,912,542
Additions	—	907,268	2,184,076	416,310	3,507,654
Retirements	—	—	(4,787)	—	(4,787)
Effect of exchange rate changes	(209,202)	349	(11,068)	(9,947)	(229,868)

Balance at September 30, 2016	$5,895,582	$9,361,921	$21,642,649	$5,285,389	$42,185,541

Accumulated amortization

Balance at January 1, 2016	$—	$4,779,388	$16,431,666	$3,635,608	$24,846,662
Additions	—	1,005,254	1,227,616	492,654	2,725,524
Retirements	—	—	(4,787)	—	(4,787)
Effect of exchange rate changes	—	349	(10,100)	(2,720)	(12,471)

Balance at September 30, 2016	$—	$5,784,991	$17,644,395	$4,125,542	$27,554,928

Carrying amounts at January 1, 2016	$6,104,784	$3,674,916	$3,042,762	$1,243,418	$14,065,880

Carrying amounts at September 30, 2016	$5,895,582	$3,576,930	$3,998,254	$1,159,847	$14,630,613

Cost

Balance at January 1, 2015	$5,888,813	$6,350,253	$18,697,098	$4,292,555	$35,228,719
Additions	—	1,068,240	416,977	440,090	1,925,307
Retirements	—	—	(100,272)	—	(100,272)
Effect of exchange rate changes	161,845	(6,542)	2,281	1,753	159,337

Balance at September 30, 2015	$6,050,658	$7,411,951	$19,016,084	$4,734,398	$37,213,091

Accumulated amortization

Balance at January 1, 2015	$—	$3,778,912	$14,861,146	$3,057,151	$21,697,209
Additions	—	693,671	1,245,215	426,434	2,365,320
Retirements	—	—	(100,272)	—	(100,272)
Impairment	—	58,130	384	—	58,514
Effect of exchange rate changes	—	(6,542)	2,073	497	(3,972)

Balance at September 30, 2015	$—	$4,524,171	$16,008,546	$3,484,082	$24,016,799

Carrying amounts at September 30, 2015	$6,050,658	$2,887,780	$3,007,538	$1,250,316	$13,196,292

The Company’s goodwill has been tested for impairment at the end of the annual reporting period and the recoverable amount is determined based on the value in use. The value in use was calculated based on the cash flow forecast from the financial budgets covering the future five-year period, and the Company used annual discount rate of 8.40% in its test of impairment for December 31, 2015 to reflect the relevant specific risk in the cash-generating unit.

In August 2015, TSMC Solar ceased its manufacturing operation and the Company recognized an impairment loss of NT$58,514 thousand in the third quarter of 2015 since the carrying amounts of technology license fees, software and system design costs were expected to be unrecoverable. Such impairment loss was included in other operating income and expenses.

17.	OTHER ASSETS

	September 30, 2016	December 31, 2015	September 30, 2015

Tax receivable	$2,344,133	$2,026,509	$1,671,508
Prepaid expenses	1,061,724	1,457,044	1,079,711
Long-term receivable	353,000	360,000	369,500
Others	1,300,128	1,118,492	1,100,518

	$5,058,985	$4,962,045	$4,221,237

Current portion	$3,448,916	$3,533,369	$2,844,481
Noncurrent portion	1,610,069	1,428,676	1,376,756

	$5,058,985	$4,962,045	$4,221,237

18.	SHORT-TERM LOANS

	September 30, 2016	December 31, 2015	September 30, 2015

Unsecured loans Amount	$37,648,800	$39,474,000	$33,564,120

Original loan content
US$ (in thousands)	$1,200,000	$1,200,000	$1,020,000
Annual interest rate	0.80%-0.84%	0.50%-0.77%	0.38%-0.47%
Maturity date	Due in October 2016	Due by February 2016	Due in October 2015

19.	PROVISIONS

	September 30, 2016	December 31, 2015	September 30, 2015

Sales returns and allowances	$11,512,994	$10,163,536	$9,898,270
Warranties	32,375	46,304	46,805

	$11,545,369	$10,209,840	$9,945,075

Current portion	$11,512,994	$10,163,536	$9,898,270
Noncurrent portion (classified under other noncurrent liabilities)	32,375	46,304	46,805

	$11,545,369	$10,209,840	$9,945,075

	Sales Returns and Allowances	Warranties	Total

Nine months ended September 30, 2016

Balance, beginning of period	$10,163,536	$46,304	$10,209,840
Provision (Reversal)	22,811,145	(10,788)	22,800,357
Payment	(21,399,058)	(3,141)	(21,402,199)
Effect of exchange rate changes	(62,629)	—	(62,629)

Balance, end of period	$11,512,994	$32,375	$11,545,369

(Continued)

	Sales Returns and Allowances	Warranties	Total

Nine months ended September 30, 2015

Balance, beginning of period	$10,445,452	$19,828	$10,465,280
Provision	11,957,512	39,353	11,996,865
Payment	(12,526,015)	(11,769)	(12,537,784)
Effect of exchange rate changes	21,321	(607)	20,714

Balance, end of period	$9,898,270	$46,805	$9,945,075

(Concluded)

Provisions for sales returns and allowances are estimated based on historical experience, management judgment, and any known factors that would significantly affect the returns and allowances, and are recognized as a reduction of revenue in the same period of the related product sales.

The provision for warranties represents the present value of the Company’s best estimate of the future outflow of the economic benefits that will be required under the Company’s obligations for warranties. The best estimate has been made on the basis of historical warranty trends of business.

20.	BONDS PAYABLE

	September 30, 2016	December 31, 2015	September 30, 2015

Domestic unsecured bonds	$154,200,000	$166,200,000	$166,200,000
Overseas unsecured bonds	36,080,100	49,342,500	49,359,000

	190,280,100	215,542,500	215,559,000
Less: Discounts on bonds payable	(41,135)	(67,306)	(77,315)
Less: Current portion	(38,100,000)	(23,510,112)	(23,510,931)

	$152,138,965	$191,965,082	$191,970,754

The major terms of overseas unsecured bonds are as follows:

Issuance Period	Total Amount (US$ in Thousands)	Coupon Rate	Repayment and Interest Payment

April 2013 to April 2016	$350,000	0.95%	Bullet repayment; interest payable semi-annually
April 2013 to April 2018	1,150,000	1.625%	The same as above

21.	GUARANTEE DEPOSITS

	September 30, 2016	December 31, 2015	September 30, 2015

Capacity guarantee	$21,961,800	$27,549,563	$28,792,750
Others	657,812	183,051	173,834

	$22,619,612	$27,732,614	$28,966,584

Current portion (classified under accrued expenses and other current liabilities)	$6,746,640	$6,167,813	$5,758,550
Noncurrent portion	15,872,972	21,564,801	23,208,034

	$22,619,612	$27,732,614	$28,966,584

Some of guarantee deposits were refunded to customers by offsetting related accounts receivable.

22.	EQUITY

a.	Capital stock

	September 30, 2016	December 31, 2015	September 30, 2015

Authorized shares (in thousands)	28,050,000	28,050,000	28,050,000

Authorized capital	$280,500,000	$280,500,000	$280,500,000

Issued and paid shares (in thousands)	25,930,380	25,930,380	25,930,380

Issued capital	$259,303,805	$259,303,805	$259,303,805

A holder of issued common shares with par value of NT$10 per share is entitled to vote and to receive dividends.

The authorized shares include 500,000 thousand shares allocated for the exercise of employee stock options.

As of September 30, 2016, 1,072,392 thousand ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,361,959 thousand shares (one ADS represents five common shares).

b.	Capital surplus

	September 30, 2016	December 31, 2015	September 30, 2015

Additional paid-in capital	$24,184,939	$24,184,939	$24,184,939
From merger	22,804,510	22,804,510	22,804,510
From convertible bonds	8,892,847	8,892,847	8,892,847
From share of changes in equities of subsidiaries	107,798	100,761	78,482
From share of changes in equities of associates and joint venture	279,809	317,103	337,895
Donations	55	55	55

	$56,269,958	$56,300,215	$56,298,728

Under the Company Act, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers and convertible bonds) may be used to offset a deficit; in addition, when the Company has no deficit, such capital surplus may be distributed as cash dividends or stock dividends up to a certain percentage of TSMC’s paid-in capital. The capital surplus from share of changes in equities of subsidiaries as well as associates and joint venture may be used to offset a deficit.

c.	Retained earnings and dividend policy

In accordance with the amendments to the Company Act in May 2015, the recipients of dividends and bonuses are limited to shareholders and do not include employees. The amendments to TSMC’s Articles of Incorporation on profits distribution policy had been approved by TSMC’s shareholders in its meeting held on June 7, 2016. For policy about the profit sharing bonus to employees, please refer to Note 28.

TSMC’s amended Articles of Incorporation provide that, when allocating the net profits for each fiscal year, TSMC shall first offset its losses in previous years and then set aside the following items accordingly:

1)	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals TSMC’s paid-in capital;

2)	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

3)	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.

TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are subject to shareholders’ approval in the following year.

The appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.

Pursuant to existing regulations, the Company is required to set aside additional special capital reserve equivalent to the net debit balance of the other components of stockholders’ equity, such as the accumulated balance of foreign currency translation reserve, unrealized valuation gain/loss from available-for-sale financial assets, gain/loss from changes in fair value of hedging instruments in cash flow hedges, etc. For the subsequent decrease in the deduction amount to stockholders’ equity, any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of 2015 and 2014 earnings have been approved by TSMC’s shareholders in its meeting held on June 7, 2016 and on June 9, 2015, respectively. The appropriations and dividends per share were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2015	Year 2014	Year 2015	Year 2014

Legal capital reserve	$30,657,384	$26,389,879
Cash dividends to shareholders	155,582,283	116,683,481	$6.0	$4.5

	$186,239,667	$143,073,360

Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by TSMC on earnings generated since January 1, 1998.

d.	Others

Changes in others were as follows:

	Nine Months Ended September 30, 2016
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total

Balance, beginning of period	$11,039,949	$734,771	$(607)	$11,774,113
Exchange differences arising on translation of foreign operations	(17,101,349)	—	—	(17,101,349)
Other comprehensive income reclassified to profit or loss upon disposal of subsidiaries	36,105	—	—	36,105
Changes in fair value of available-for-sale financial assets	—	164,311	—	164,311
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	—	(83,098)	—	(83,098)
Share of other comprehensive income (loss) of associates and joint venture	(21,150)	26,096	490	5,436
Other comprehensive loss reclassified to profit or loss upon disposal of associates	(4,712)	(3,469)	—	(8,181)
Income tax effect	—	(6,239)	—	(6,239)

Balance, end of period	$(6,051,157)	$832,372	$(117)	$(5,218,902)

	Nine Months Ended September 30, 2015
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total

Balance, beginning of period	$4,502,113	$21,247,483	$(305)	$25,749,291
Exchange differences arising on translation of foreign operations	8,955,736	—	—	8,955,736
Changes in fair value of available-for-sale financial assets	—	(322,039)	—	(322,039)
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	(1,358,840)	(20,123,082)	—	(21,481,922)
Share of other comprehensive income(loss) of associates and joint venture	(93,715)	327,320	(347)	233,258
The proportionate share of other comprehensive income/losses reclassified to profit or loss upon partial disposal of associates	4,356	2,051	11	6,418
Income tax effect	—	(2,551)	—	(2,551)

Balance, end of period	$12,009,650	$1,129,182	$(641)	$13,138,191

The exchange differences arising on translation of foreign operation’s net assets from its functional currency to TSMC’s presentation currency are recognized directly in other comprehensive income and also accumulated in the foreign currency translation reserve.

Unrealized gain/loss on available-for-sale financial assets represents the cumulative gains or losses arising from the fair value measurement on available-for-sale financial assets that are recognized in other comprehensive income, excluding the amounts recognized in profit or loss for the effective portion from changes in fair value of the hedging instruments. When those available-for-sale financial assets have been disposed of or are determined to be impaired subsequently, the related cumulative gains or losses in other comprehensive income are reclassified to profit or loss.

The cash flow hedges reserve represents the cumulative effective portion of gains or losses arising on changes in fair value of the hedging instruments entered into as cash flow hedges. The cumulative gains or losses arising on changes in fair value of the hedging instruments that are recognized and accumulated in cash flow hedges reserve will be reclassified to profit or loss only when the hedge transaction affects profit or loss.

23.	SHARE-BASED PAYMENT

The Company did not issue employee stock option plans for the nine months ended September 30, 2016 and 2015. Information about the TSMC’s outstanding employee stock options is described as follows:

	Number of Stock Options (In Thousands)	Weighted- average Exercise Price (NT$)

Nine months ended September 30, 2015

Balance, beginning of period	718	$47.2
Options exercised	(718)	47.2

Balance, end of period	—	—

Balance exercisable, end of period	—	—

The numbers of outstanding stock options and exercise prices have been adjusted to reflect the distribution of earnings by TSMC in accordance with the plans.

The employee stock options have been fully exercised in the second quarter of 2015.

24.	NET REVENUE

	Three Months Ended September 30		Nine Months Ended September 30
	2016	2015	2016	2015

Net revenue from sale of goods	$260,273,538	$212,380,151	$685,324,159	$639,586,536
Net revenue from royalties	132,347	124,758	386,933	392,269

	$260,405,885	$212,504,909	$685,711,092	$639,978,805

25.	OTHER GAINS AND LOSSES

	Three Months Ended September 30		Nine Months Ended September 30
	2016	2015	2016	2015

Gain (loss) on disposal of financial assets, net
Available-for-sale financial assets	$(6,531)	$3,839,644	$83,138	$21,482,011
Financial assets carried at cost	17,822	11,531	37,831	82,128
Gain (loss) on disposal of investments accounted for using equity method	—	—	(259,960)	2,305,323
Other gains	45,865	37,358	108,503	64,767
Net gain (loss) on financial instruments at FVTPL
Held for trading	792,837	(2,423,547)	3,622,788	(1,862,869)
Designated as at FVTPL	13,185	—	(57,762)	—

(Continued)

	Three Months Ended September 30		Nine Months Ended September 30
	2016	2015	2016	2015

Fair value hedges
Gain(Loss) from hedging instruments	$785	$600,181	$(14,763)	$(137,124)
Gain(Loss) arising from changes in fair value of available-for-sale financial assets in hedge effective portion	(73)	(597,942)	14,634	(298,751)
Impairment loss of financial assets
Financial assets carried at cost	(24,183)	(132,015)	(55,055)	(132,015)
Loss from liquidation of subsidiaries	—	—	(36,105)	—
Other losses	(22,532)	(99,440)	(37,774)	(127,693)

	$817,175	$1,235,770	$3,405,475	$21,375,777

(Concluded)

26.	INCOME TAX

a.	Income tax expense recognized in profit or loss

	Three Months Ended September 30		Nine Months Ended September 30
	2016	2015	2016	2015

Current income tax expense
Current tax expense recognized in the current period	$12,489,756	$8,557,492	$41,959,508	$37,422,822
Income tax adjustments on prior years	(500)	(185,523)	(1,035,905)	(979,196)
Other income tax adjustments	(115,358)	71,371	89,638	220,883

	12,373,898	8,443,340	41,013,241	36,664,509

Deferred income tax expense (benefit)
The origination and reversal of temporary differences	(913,396)	(479,457)	(1,211,325)	(893,655)
Investment tax credits and operating loss carryforward	—	113,436	—	300,316

	(913,396)	(366,021)	(1,211,325)	(593,339)

Income tax expense recognized in profit or loss	$11,460,502	$8,077,319	$39,801,916	$36,071,170

b.	Income tax expense recognized in other comprehensive income

	Three Months Ended September 30		Nine Months Ended September 30
	2016	2015	2016	2015

Deferred income tax benefit (expense)
Related to unrealized gain/loss on available-for-sale financial assets	$(33,879)	$15,553	$(6,239)	$(2,551)

c.	Integrated income tax information

	September 30, 2016	December 31, 2015	September 30, 2015

Balance of the Imputation Credit Account - TSMC	$66,840,242	$59,973,516	$45,850,793

The estimated and actual creditable ratio for distribution of TSMC’s earnings of 2015 and 2014 were 12.57% and 11.13%, respectively; however, effective from January 1, 2015, the creditable ratio for individual shareholders residing in the Republic of China will be half of the original creditable ratio according to the revised Article 66 - 6 of the Income Tax Law.

The imputation credit allocated to shareholders is based on its balance as of the date of the dividend distribution. The estimated creditable ratio may change when the actual distribution of the imputation credit is made.

All of TSMC’s earnings generated prior to December 31, 1997 have been appropriated.

d.	Income tax examination

The tax authorities have examined income tax returns of TSMC through 2013. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

27.	EARNINGS PER SHARE

	Three Months Ended September 30		Nine Months Ended September 30
	2016	2015	2016	2015

Basic EPS	$3.73	$2.91	$9.03	$9.01

Diluted EPS	$3.73	$2.91	$9.03	$9.01

EPS is computed as follows:

	Amounts (Numerator)	Number of Shares (Denominator) (In Thousands)	EPS (NT$)

Three months ended September 30, 2016

Basic/Diluted EPS
Net income available to common shareholders of the parent	$96,759,056	25,930,380	$3.73

Three months ended September 30, 2015

Basic/Diluted EPS
Net income available to common shareholders of the parent	$75,329,224	25,930,380	$2.91

Nine months ended September 30, 2016

Basic/Diluted EPS
Net income available to common shareholders of the parent	$234,046,870	25,930,380	$9.03

Nine months ended September 30, 2015

Basic EPS
Net income available to common shareholders of the parent	$233,736,649	25,930,257	$9.01

Effect of dilutive potential common shares	—	123

Diluted EPS
Net income available to common shareholders of the parent (including effect of dilutive potential common shares)	$233,736,649	25,930,380	$9.01

28.	ADDITIONAL INFORMATION OF EXPENSES BY NATURE

	Three Months Ended September 30		Nine Months Ended September 30
	2016	2015	2016	2015

a. Depreciation of property, plant and equipment

Recognized in cost of revenue	$51,260,197	$51,504,491	$152,345,035	$152,693,473
Recognized in operating expenses	4,046,009	3,828,916	12,301,423	11,172,287
Recognized in other operating income and expenses	6,221	6,222	18,861	18,665

	$55,312,427	$55,339,629	$164,665,319	$163,884,425

	Three Months Ended September 30		Nine Months Ended September 30
	2016	2015	2016	2015

b. Amortization of intangible assets

Recognized in cost of revenue	$518,837	$412,698	$1,499,765	$1,224,540
Recognized in operating expenses	437,530	396,315	1,225,759	1,140,780

	$956,367	$809,013	$2,725,524	$2,365,320

c. Research and development costs expensed as incurred	$18,724,320	$16,486,365	$51,246,823	$49,880,041

d. Employee benefits expenses

Post-employment benefits
Defined contribution plans	$565,140	$518,259	$1,619,130	$1,495,832
Defined benefit plans	68,024	73,858	204,083	221,577

	633,164	592,117	1,823,213	1,717,409
Other employee benefits	26,176,959	22,230,481	70,342,612	67,394,111

	$26,810,123	$22,822,598	$72,165,825	$69,111,520

Employee benefits expense summarized by function
Recognized in cost of revenue	$15,698,148	$13,276,664	$42,614,728	$40,147,247
Recognized in operating expenses	11,111,975	9,545,934	29,551,097	28,964,273

	$26,810,123	$22,822,598	$72,165,825	$69,111,520

In accordance with the amendments to the Company Act in May 2015 and the amended TSMC’s Articles of Incorporation approved by TSMC’s shareholders in its meeting held on June 7, 2016, TSMC shall allocate compensation to directors and profit sharing bonus to employees of TSMC not more than 0.3% and not less than 1% of annual profits during the period, respectively. Prior to the amendments, TSMC’s Articles of Incorporation provided that, when allocating the net profits for each fiscal year, TSMC shall first set aside legal capital reserve and special capital reserve, then set aside not more than 0.3% of the balance as compensation to directors and not less than 1% as profit sharing bonus to employees, respectively.

TSMC accrued profit sharing bonus to employees based on a percentage of net income before income tax, profit sharing bonus to employees and compensation to directors during the period, which amounted to NT$6,489,734 thousand and NT$5,051,196 thousand for the three months ended September 30, 2016 and 2015, respectively; NT$15,697,270 thousand and NT$15,672,486 thousand for the nine months ended September 30, 2016 and 2015, respectively. Compensation to directors was expensed based on estimated amount payable. If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the differences are recorded as a change in accounting estimate.

TSMC’s profit sharing bonus to employees and compensation to directors in the amounts of NT$20,556,888 thousand and NT$356,186 thousand in cash for 2015, respectively, and profit sharing bonus to employees and compensation to directors in the amounts of NT$17,645,966 thousand and NT$406,854 thousand in cash for 2014, respectively, had been approved by the Board of Directors and the shareholders in its meetings held on February 2, 2016 and June 9, 2015, respectively. The profit sharing bonus to employees and compensation to directors in cash for 2015 had been reported to TSMC’s shareholders in its meeting held on June 7, 2016, after the amended TSMC’s Articles of Incorporation had been approved. The aforementioned approved amount has no difference with the one recognized in the consolidated financial statements for the years ended December 31, 2015 and 2014, respectively.

The information about the appropriations of TSMC’s profit sharing bonus to employees and compensation to directors is available at the Market Observation Post System website.

29.	CONSOLIDATION OF SUBSIDIARIES

Due to a Chinese consortium’s acquisition of OVT, major shareholders of VisEra Holding and OVT Taiwan, the Company acquired OVT’s 49.1% ownership in VisEra Holding and 100% ownership in OVT Taiwan on November 20, 2015. The related information is as follows:

a.	Subsidiaries acquired

	Principal Activity	Date of Acquisition	Proportion of Voting Equity Interests Acquired (%)	Consideration Transferred

VisEra Holding	Investing in companies involved in the design, manufacturing and other related businesses in the semiconductor industry	November 20, 2015	49.1	$3,536,119

OVT Taiwan	Investment activities	November 20, 2015	100	$394,674

b.	Considerations transferred

	VisEra Holding	OVT Taiwan

Cash	$3,536,119	$394,674

c.	Assets acquired and liabilities assumed at the date of acquisition

	VisEra Holding	OVT Taiwan

Current assets
Cash and cash equivalents	$3,858,482	$20,710
Accounts receivable	511,999	—
Inventories	59,050	—
Other financial assets	706,500	373,813
Other current assets	26,441	155
Noncurrent assets
Investments accounted for using equity method	721,641	—
Property, plant and equipment	2,651,209	—
Intangible assets	12,111	—
Deferred income tax assets	29,943	—
Refundable deposits	15,611	—

	8,592,987	394,678

(Continued)

	VisEra Holding	OVT Taiwan

Current liabilities
Financial liabilities at fair value through profit or loss	$975	$—
Accounts payable	87,480	—
Salary and bonus payable	183,090	—
Accrued profit sharing bonus to employees and compensation to directors and supervisors	45,819	4
Payables to contractors and equipment suppliers	132,305	—
Income tax payable	47,860	—
Provisions	126,049	—
Accrued expenses and other current liabilities	102,851	—
Noncurrent liabilities
Guarantee deposits	1,279	—

	727,708	4

Net assets	$7,865,279	$394,674

(Concluded)

d.	Goodwill arising on acquisition

VisEra Holding
Consideration transferred	$3,536,119
Fair value of investments previously owned	3,458,146
Less: Fair value of identifiable net assets acquired	(7,865,279)
Noncontrolling interests	923,683

Goodwill arising on acquisition	$52,669

e.	Net cash outflow on acquisition of subsidiaries

	VisEra Holding	OVT Taiwan

Consideration paid in cash	$3,536,119	$394,674
Less: Cash and cash equivalent balances acquired	(3,858,482)	(20,710)

	$(322,363)	$373,964

f.	Impact of acquisitions on the results of the Company

The results of VisEra Holding since the acquisition date included in the consolidated statements of comprehensive income for the year ended December 31, 2015 were as follows:

VisEra Holding
Net revenue	$254,319

Net income	$16,264

Had the business combination of VisEra Holding been in effect on January 1, 2015, the Company’s net revenue and net income for the year ended December 31, 2015 would have been NT$846,401,819 thousand and NT$306,687,674 thousand, respectively. This pro-forma information is for illustrative purposes only and is not necessarily an indication of revenue and results of operations of the Company that actually would have been achieved had the acquisition been completed on January 1, 2015, nor is it intended to be a projection of future results. The aforementioned pro-forma net revenue and net income were calculated based on the fair value of assets acquired and liabilities assumed at the date of acquisition.

30.	DISPOSAL OF SUBSIDIARY

In January 2015, the Board of Directors of TSMC approved a sale of TSMC SSL common shares of 565,480 thousand held by TSMC and TSMC Guang Neng to Epistar Corporation. The transaction was completed in February 2015.

a.	Consideration received from the disposal

Total consideration received	$825,000
Expenditure associated with consideration received	(142,475)

Net consideration received	$682,525

b.	Gain/loss on disposal of subsidiary

Net consideration received	$682,525
Net assets disposed of	(725,165)
Noncontrolling interests	42,640

Gain/loss on disposal of subsidiary	$—

c.	Net cash inflow arising from disposal of subsidiary

Net consideration received	$682,525
Less: Balance of cash and cash equivalents disposed of	81,478

$601,047

31.	FINANCIAL INSTRUMENTS

a.	Categories of financial instruments

	September 30, 2016	December 31, 2015	September 30, 2015

Financial assets
FVTPL
Held for trading	$271,183	$6,026	$98,835
Designated as at FVTPL	1,577,134	—	—
Available-for-sale financial assets (Note)	49,603,044	18,290,243	3,105,351
Held-to-maturity financial assets	32,750,934	16,077,396	9,933,360
Derivative financial instruments in designated hedge accounting relationships	—	1,739	96,153

(Continued)

	September 30, 2016	December 31, 2015	September 30, 2015

Loans and receivables
Cash and cash equivalents	$463,971,657	$562,688,930	$515,731,398
Notes and accounts receivables (including related parties)	129,288,762	85,565,397	97,122,640
Other receivables	4,047,367	4,790,376	4,111,670
Refundable deposits	509,564	430,802	400,263

	$682,019,645	$687,850,909	$630,599,670

Financial liabilities
FVTPL
Held for trading	$215,199	$72,610	$179,363
Designated as at FVTPL	9,326	—	—
Derivative financial instruments in designated hedge accounting relationships	1,039	—	—
Amortized cost
Short-term loans	37,648,800	39,474,000	33,564,120
Accounts payable (including related parties)	25,976,568	19,725,274	19,185,871
Payables to contractors and equipment suppliers	58,789,579	26,012,192	34,338,079
Accrued expenses and other current liabilities	19,438,708	18,900,123	20,950,233
Bonds payable (including long-term liabilities-current portion)	190,238,965	215,475,194	215,481,685
Long-term bank loans (including long-term liabilities-current portion)	33,880	40,000	40,000
Other long-term payables (classified under accrued expenses and other current liabilities)	—	18,000	18,000
Guarantee deposits (including those classified under accrued expenses and other current liabilities)	22,619,612	27,732,614	28,966,584

	$354,971,676	$347,450,007	$352,723,935

(Concluded)

Note:	Including financial assets carried at cost.

b.	Financial risk management objectives

The Company seeks to ensure sufficient cost-efficient funding readily available when needed. The Company manages its exposure to foreign currency risk, interest rate risk, equity price risk, credit risk and liquidity risk with the objective to reduce the potentially adverse effects the market uncertainties may have on its financial performance.

The plans for material treasury activities are reviewed by Audit Committees and/or Board of Directors in accordance with procedures required by relevant regulations or internal controls. During the implementation of such plans, Corporate Treasury function must comply with certain treasury procedures that provide guiding principles for overall financial risk management and segregation of duties.

c.	Market risk

The Company is exposed to the market risks arising from changes in foreign exchange rates, interest rates and the prices in equity investments, and utilizes some derivative financial instruments to reduce the related risks.

Foreign currency risk

Most of the Company’s operating activities are denominated in foreign currencies. Consequently, the Company is exposed to foreign currency risk. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, the Company utilizes derivative financial instruments, including currency forward contracts and cross currency swaps, to hedge its currency exposure. These instruments help to reduce, but do not eliminate, the impact of foreign currency exchange rate movements.

The Company also holds short-term borrowings in foreign currencies in proportion to its expected future cash flows. This allows foreign-currency-denominated borrowings to be serviced with expected future cash flows and provides a partial hedge against transaction translation exposure.

The Company’s sensitivity analysis to foreign currency risk mainly focuses on the foreign currency monetary items at the end of the reporting period. Assuming an unfavorable 10% movement in the levels of foreign exchanges against the New Taiwan dollar, the net income for the nine months ended September 30, 2016 and 2015 would have decreased by NT$673,869 thousand and NT$415,074 thousand, respectively, after taking into consideration of the hedging contracts and the hedged items.

Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at both fixed and floating interest rates and from fixed income securities. All of the Company’s long-term bonds have fixed interest rates and are measured at amortized cost. As such, changes in interest rates would not affect the future cash flows. On the other hand, because interest rates of the Company’s long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value.

Assuming the amount of floating interest rate bank loans at the end of the reporting period had been outstanding for the entire period and all other variables were held constant, a hypothetical increase in interest rates of 100 basis point (1%) would have resulted in an increase in the interest expense, net of tax, by approximately NT$211 thousand and NT$249 thousand for the nine months ended September 30, 2016 and 2015, respectively.

The Company classified fixed income securities as held-to-maturity and available-for-sale financial assets. Because held-to-maturity fixed income securities are measured at amortized cost, changes in interest rates would not affect the fair value. On the other hand, available-for-sale fixed income securities are exposed to fair value fluctuations caused by changes in interest rates. To manage its exposure to the fair value fluctuations, the Company enters into interest rate futures contract to hedge against price risk caused by changes in risk-free interest rates in the Company’s investments in available-for-sale fixed income securities.

Assuming a hypothetical increase of 100 basis point (1%) in interest rates of available-for-sale fixed income securities at the end of the reporting period, the net income for the nine months ended September 30, 2016 would have been unaffected as they were classified as available-for-sale; however, the other comprehensive income for the nine months ended September 30, 2016 would have decreased by NT$1,018,890 thousand.

Other price risk

The Company is exposed to equity price risk arising from available-for-sale equity investments. To reduce the equity price risk, the Company utilized some stock forward contracts to partially hedge its exposure.

Assuming a hypothetical decrease of 5% in equity prices of the equity investments at the end of the reporting period, the net income for the nine months ended September 30, 2016 and 2015 would have been unaffected as they were classified as available-for-sale; however, the other comprehensive income for the nine months ended September 30, 2016 and 2015 would have decreased by NT$320,828 thousand and NT$111,752 thousand, respectively.

d.	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company is exposed to credit risk from operating activities, primarily trade receivables, and from investing activities, primarily deposits, fixed-income investments and other financial instruments with banks. Credit risk is managed separately for business related and financial related exposures. As of the end of the reporting period, the Company’s maximum credit risk exposure is mainly from the carrying amount of financial assets recognized in the consolidated balance sheet.

Business related credit risk

The Company has considerable trade receivables outstanding with its customers worldwide. A substantial majority of the Company’s outstanding trade receivables are not covered by collateral or credit insurance. While the Company has procedures to monitor and limit exposure to credit risk on trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses. This risk is heightened during periods when economic conditions worsen.

As of September 30, 2016, December 31, 2015 and September 30, 2015, the Company’s ten largest customers accounted for 76%, 68% and 70% of accounts receivable, respectively. The Company believes the concentration of credit risk is insignificant for the remaining accounts receivable.

Financial credit risk

The Company regularly monitors and reviews the transaction limit applied to counterparties and adjusts the concentration limit according to market conditions and the credit standing of the counterparties. The Company mitigates its exposure by selecting counterparties with investment-grade credit ratings.

e.	Liquidity risk management

The objective of liquidity risk management is to ensure the Company has sufficient liquidity to fund its business requirements associated with existing operations over the next 12 months. The Company manages its liquidity risk by maintaining adequate cash.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments, including principal and interest.

	Less Than 1 Year	2-3 Years	4-5 Years	5+ Years	Total

September 30, 2016

Non-derivative financial liabilities

Short-term loans	$37,654,235	$—	$—	$—	$37,654,235
Accounts payable (including related parties)	25,976,568	—	—	—	25,976,568
Payables to contractors and equipment suppliers	58,789,579	—	—	—	58,789,579
Accrued expenses and other current liabilities	19,438,708	—	—	—	19,438,708
Bonds payable	40,484,308	98,706,626	35,464,787	23,077,131	197,732,852
Long-term bank loans	10,624	20,277	4,867	—	35,768
Guarantee deposits (including those classified under accrued expenses and other current liabilities)	6,746,640	12,735,572	3,137,400	—	22,619,612

	189,100,662	111,462,475	38,607,054	23,077,131	362,247,322

Derivative financial instruments

Forward exchange contracts
Outflows	34,995,231	—	—	—	34,995,231
Inflows	(34,933,393)	—	—	—	(34,933,393)

	61,838	—	—	—	61,838

Cross currency swap contracts
Outflows	51,658,145	—	—	—	51,658,145
Inflows	(51,816,590)	—	—	—	(51,816,590)

	(158,445)	—	—	—	(158,445)

	$189,004,055	$111,462,475	$38,607,054	$23,077,131	$362,150,715

December 31, 2015

Non-derivative financial liabilities

Short-term loans	$39,488,957	$—	$—	$—	$39,488,957
Accounts payable (including related parties)	19,725,274	—	—	—	19,725,274
Payables to contractors and equipment suppliers	26,012,192	—	—	—	26,012,192
Accrued expenses and other current liabilities	18,900,123	—	—	—	18,900,123
Bonds payable	26,494,990	104,462,371	68,378,787	25,981,316	225,317,464
Long-term bank loans	8,800	21,540	12,741	—	43,081
Other long-term payables (classified under accrued expenses and other current liabilities)	18,000	—	—	—	18,000
Guarantee deposits (including those classified under accrued expenses and other current liabilities)	6,167,813	13,341,051	8,223,750	—	27,732,614

	136,816,149	117,824,962	76,615,278	25,981,316	357,237,705

Derivative financial instruments

Forward exchange contracts
Outflows	23,192,477	—	—	—	23,192,477
Inflows	(23,135,579)	—	—	—	(23,135,579)

	56,898	—	—	—	56,898

	$136,873,047	$117,824,962	$76,615,278	$25,981,316	$357,294,603

(Continued)

	Less Than 1 Year	2-3 Years	4-5 Years	5+ Years	Total

September 30, 2015

Non-derivative financial liabilities

Short-term loans	$33,571,425	$—	$—	$—	$33,571,425
Accounts payable (including related parties)	19,185,871	—	—	—	19,185,871
Payables to contractors and equipment suppliers	34,338,079	—	—	—	34,338,079
Accrued expenses and other current liabilities	20,950,233	—	—	—	20,950,233
Bonds payable	26,568,221	104,834,596	68,616,980	26,091,145	226,110,942
Long-term bank loans	6,390	21,752	15,363	—	43,505
Other long-term payables (classified under accrued expenses and other current liabilities)	18,000	—	—	—	18,000
Guarantee deposits (including those classified under accrued expense and other current liabilities)	5,758,550	13,336,234	9,871,800	—	28,966,584

	140,396,769	118,192,582	78,504,143	26,091,145	363,184,639

Derivative financial instruments

Forward exchange contracts
Outflows	36,791,586	—	—	—	36,791,586
Inflows	(36,694,164)	—	—	—	(36,694,164)

	97,422	—	—	—	97,422

Cross currency swap contracts
Outflows	3,216,025	—	—	—	3,216,025
Inflows	(3,241,727)	—	—	—	(3,241,727)

	(25,702)	—	—	—	(25,702)

Stock forward contracts
Outflows	814,135	—	—	—	814,135
Inflows	(814,135)	—	—	—	(814,135)

	—	—	—	—	—

	$140,468,489	$118,192,582	$78,504,143	$26,091,145	$363,256,359

(Concluded)

f.	Fair value of financial instruments

1)	Fair value measurements recognized in the consolidated balance sheets

Fair value measurements are grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

2)	Fair value of financial instruments that are measured at fair value on a recurring basis

Fair value hierarchy

The following table presents the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	September 30, 2016
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Held for trading
Cross currency swap contracts	$—	$186,592	$—	$186,592
Forward exchange contracts	—	84,591	—	84,591
Designated as at FVTPL
Time deposit	—	1,577,134	—	1,577,134

	$—	$1,848,317	$—	$1,848,317

Available-for-sale financial assets

Corporate bonds	$20,459,534	$—	$—	$20,459,534
Agency bonds	10,679,092	—	—	10,679,092
Corporate issued asset-backed securities	—	7,326,334	—	7,326,334
Government bonds	4,304,642	—	—	4,304,642
Publicly traded stocks	3,045,401	—	—	3,045,401

	$38,488,669	$7,326,334	$—	$45,815,003

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$—	$194,557	$—	$194,557
Cross currency swap contracts	—	20,642	—	20,642
Designated as at FVTPL
Forward exchange contracts	—	9,326	—	9,326

	$—	$224,525	$—	$224,525

Hedging derivative financial liabilities

Interest rate futures contracts	$1,039	$—	$—	$1,039

	December 31, 2015
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Held for trading
Forward exchange contracts	$—	$6,026	$—	$6,026

Available-for-sale financial assets

Corporate bonds	$6,267,768	$—	$—	$6,267,768
Corporate issued asset-backed securities	—	3,154,366	—	3,154,366
Agency bonds	2,627,367	—	—	2,627,367
Publicly traded stocks	1,371,483	—	—	1,371,483
Government bonds	878,377	—	—	878,377

	$11,144,995	$3,154,366	$—	$14,299,361

(Continued)

	December 31, 2015
	Level 1	Level 2	Level 3	Total

Hedging derivative financial assets

Interest rate futures contracts	$1,739	$—	$—	$1,739

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$—	$72,610	$—	$72,610

(Concluded)

	September 30, 2015
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Held for trading
Forward exchange contracts	$—	$73,638	$—	$73,638
Cross currency swap contracts	—	25,197	—	25,197

	$—	$98,835	$—	$98,835

Available-for-sale financial assets

Publicly traded stocks	$1,597,196	$—	$—	$1,597,196
Money market funds	406	—	—	406

	$1,597,602	$—	$—	$1,597,602

Hedging derivative financial assets

Stock forward contract	$—	$96,153	$—	$96,153

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$—	$179,363	$—	$179,363

There were no transfers between Level 1 and Level 2 for the nine months ended September 30, 2016 and 2015, respectively.

There were no purchases and disposals for assets on Level 3 for the nine months ended September 30, 2016 and 2015, respectively.

Valuation techniques and assumptions used in fair value measurement

The fair values of financial assets and financial liabilities are determined as follows:

•	The fair values of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market prices (includes interest rate futures contracts, publicly traded stocks, money market funds, government bonds, agency bonds and corporate bonds).

•	Forward exchange contracts and cross currency swap contracts are measured using quoted forward exchange rates and yield curves derived from quoted interest rates matching maturities of the contracts; and stock forward contracts are measured at the difference between the present value of stock forward price discounted based on the applicable yield curve derived from quoted interest rates and the stock spot price. For investments in corporate issued asset-backed securities and time deposit, the fair value are determined using quoted market prices or the present value of future cash flows based on the observable yield curves.

3)	Fair value of financial instruments that are not measured at fair value

Except as detailed in the following table, the Company considers that the carrying amounts of financial instruments that are not measured at fair value recognized in the consolidated financial statements approximate their fair values.

	September 30, 2016		December 31, 2015		September 30, 2015
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial assets

Held-to-maturity financial assets
Corporate bonds/Bank debentures	$25,476,134	$25,619,049	$8,143,146	$8,146,756	$7,539,404	$7,540,402
Negotiable certificate of deposit	4,706,100	4,733,944	4,934,250	4,945,878	—	—
Structured product	2,568,700	2,559,235	3,000,000	2,995,731	—	—
Commercial paper	—	—	—	—	2,393,956	2,398,449

Financial liabilities

Measured at amortized cost
Bonds payable	190,238,965	192,763,012	215,475,194	216,223,736	215,481,685	216,023,352

Fair value hierarchy

The table below sets out the balances for the Company’s assets and liabilities that are not measured at fair value but for which the fair value is disclosed:

	September 30, 2016
	Level 1	Level 2	Level 3	Total

Assets

Held-to-maturity securities
Corporate bonds/Bank debentures	$25,619,049	$—	$—	$25,619,049
Negotiable certificate of deposit	—	4,733,944	—	4,733,944
Structured product	—	2,559,235	—	2,559,235

	$25,619,049	$7,293,179	$—	$32,912,228

Liabilities

Measured at amortized cost
Bonds payable	$192,763,012	$—	$—	$192,763,012

	December 31, 2015
	Level 1	Level 2	Level 3	Total

Assets

Held-to-maturity securities
Corporate bonds/Bank debentures	$8,146,756	$—	$—	$8,146,756
Negotiable certificate of deposit	—	4,945,878	—	4,945,878
Structured product	—	2,995,731	—	2,995,731

	$8,146,756	$7,941,609	$—	$16,088,365

Liabilities

Measured at amortized cost
Bonds payable	$216,223,736	$—	$—	$216,223,736

	September 30, 2015
	Level 1	Level 2	Level 3	Total

Assets

Held-to-maturity securities
Corporate bonds/Bank debentures	$7,540,402	$—	$—	$7,540,402
Commercial paper	—	2,398,449	—	2,398,449

	$7,540,402	$2,398,449	$—	$9,938,851

Liabilities

Measured at amortized cost
Bonds payable	$216,023,352	$—	$—	$216,023,352

Fair value measurement

For investments in bonds, the fair value is determined using active market prices.

For investments in negotiable certificate of deposit, structured product and commercial paper, the fair value is determined using the present value of future cash flows based on the observable yield curves.

The fair value of the Company’s bonds payable is determined using active market prices.

32.	RELATED PARTY TRANSACTIONS

Intercompany balances and transactions between TSMC and its subsidiaries, which are related parties of TSMC, have been eliminated upon consolidation; therefore those items are not disclosed in this note. The following is a summary of significant transactions between the Company and other related parties:

a.	Net revenue

		Three Months Ended September 30		Nine Months Ended September 30
		2016	2015	2016	2015

Item	Related Party Categories

Net revenue from sale of goods	Associates	$1,494,890	$999,725	$4,057,402	$3,186,227
	Joint venture	—	241	—	908

		$1,494,890	$999,966	$4,057,402	$3,187,135

Net revenue from royalties	Associates	$132,347	$119,718	$381,667	$381,862

b.	Purchases

	Three Months Ended September 30		Nine Months Ended September 30
	2016	2015	2016	2015

Related Party Categories

Associates	$2,488,706	$2,680,634	$7,275,745	$8,659,775

c.	Receivables from related parties

		September 30, 2016	December 31, 2015	September 30, 2015

Item	Related Party Categories

Receivables from related parties	Associates	$170,704	$505,722	$510,752
	Joint venture	—	—	256

		$170,704	$505,722	$511,008

Other receivables from related parties	Associates	$149,684	$125,018	$128,490

d.	Payables to related parties

		September 30, 2016	December 31, 2015	September 30, 2015

Item	Related Party Categories

Payables to related parties	Associates	$1,039,778	$1,149,988	$1,125,062
	Joint venture	—	—	3,059

		$1,039,778	$1,149,988	$1,128,121

e.	Others

		Three Months Ended September 30		Nine Months Ended September 30
		2016	2015	2016	2015

Item	Related Party Categories

Manufacturing expenses	Associates	$378,454	$443,498	$1,152,264	$1,838,197
	Joint venture	—	4,220	—	9,583

		$378,454	$447,718	$1,152,264	$1,847,780

Research and development expenses	Associates	$38,295	$53,773	$107,373	$79,699
	Joint venture	—	29	—	977

		$38,295	$53,802	$107,373	$80,676

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, price and terms were determined in accordance with mutual agreements.

The Company leased machinery and equipment from Xintec and office from VIS, respectively. The lease terms and prices were both determined in accordance with mutual agreements. The rental expenses were paid to Xintec and VIS quarterly and monthly, respectively; the related expenses were both classified under manufacturing expenses.

The Company deferred the disposal gain/loss derived from sales of property, plant and equipment to related parties (transactions with associates and joint venture), and then recognized such gain/loss over the depreciable lives of the disposed assets.

f.	Compensation of key management personnel

The compensation to directors and other key management personnel for the three months and nine months ended September 30, 2016 and 2015 were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2016	2015	2016	2015

Short-term employee benefits	$530,833	$443,155	$1,382,610	$1,413,381
Post-employment benefits	930	921	3,041	2,963

	$531,763	$444,076	$1,385,651	$1,416,344

The compensation to directors and other key management personnel were determined by the Compensation Committee of TSMC in accordance with the individual performance and the market trends.

33.	PLEDGED ASSETS

The Company provided certificate of deposits recorded in other financial assets as collateral mainly for building lease agreements. As of September 30, 2016, December 31, 2015 and September 30, 2015, the aforementioned other financial assets amounted to NT$152,826 thousand, NT$177,229 thousand and NT$177,490 thousand, respectively.

34.	SIGNIFICANT OPERATING LEASE ARRANGEMENTS

The Company leases several parcels of land, office premises and certain office equipment. These operating leases expire between October 2016 and June 2066 and can be renewed upon expiration.

Future minimum lease payments under the above non-cancellable operating leases are as follows:

	September 30, 2016	December 31, 2015	September 30, 2015

Not later than 1 year	$1,252,626	$1,099,017	$1,074,941
Later than 1 year and not later than 5 years	3,651,712	3,635,180	3,632,058
Later than 5 years	6,876,654	6,921,891	7,063,457

	$11,780,992	$11,656,088	$11,770,456

35.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Significant contingent liabilities and unrecognized commitments of the Company as of the end of the reporting period, excluding those disclosed in other notes, were as follows:

a.	Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity provided TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. As of September 30, 2016, the R.O.C. Government did not invoke such right.

b.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, in September 2006, Philips spun-off its semiconductor subsidiary which was renamed as NXP B.V. Further, TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. TSMC and NXP B.V. are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs. There was no default from the aforementioned commitment as of September 30, 2016.

c.	In June 2010, Keranos, LLC. filed a complaint in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, and several other leading technology companies infringe three expired U.S. patents. In response, TSMC, TSMC North America, and several co-defendants in the Texas case filed a lawsuit against Keranos in the U.S. District Court for the Northern District of California in November 2010, seeking a judgment declaring that they did not infringe the asserted patents, and that those patents were invalid. These two litigations have been consolidated into a single lawsuit in the U.S. District Court for the Eastern District of Texas. In February 2014, the Court entered a final judgment in favor of TSMC, dismissing all of Keranos’ claims against TSMC with prejudice. Keranos appealed the final judgment to the U.S. Court of Appeals for the Federal Circuit, and in August 2015, the Federal Circuit remanded the case back to the Texas court for further proceedings. The outcome cannot be determined and the Company cannot make a reliable estimate of the contingent liability at this time.

d.	In December 2010, Ziptronix, Inc. filed a complaint in the U.S. District Court for the Northern District of California accusing TSMC, TSMC North America and one other company of infringing several U.S. patents. In September 2014, the Court granted summary judgment of noninfringement in favor of TSMC and TSMC North America. Ziptronix, Inc. can appeal the Court’s order. In August 2015, Tessera Technologies, Inc. announced it had acquired Ziptronix. The outcome cannot be determined and the Company cannot make a reliable estimate of the contingent liability at this time.

e.	TSMC joined the Customer Co-Investment Program of ASML and entered into the investment agreement in August 2012. The agreement includes an investment of EUR837,816 thousand by TSMC Global to acquire 5% of ASML’s equity with a lock-up period of 2.5 years. TSMC Global has acquired the aforementioned equity on October 31, 2012. The lock-up period expired on May 1, 2015 and as of October 8, 2015, all ASML shares had been disposed.

Both parties also signed the research and development funding agreement whereby TSMC shall provide EUR276,000 thousand to ASML’s research and development programs from 2013 to 2017. As of September 30, 2016, TSMC has paid EUR212,804 thousand to ASML under the research and development funding agreement.

f.	In March 2014, DSS Technology Management, Inc. (DSS) filed a complaint in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, TSMC Development and several other companies infringe one U.S. patent. TSMC Development has subsequently been dismissed. In May 2015, the Court entered a final judgment of noninfringement in favor of TSMC and TSMC North America. DSS appealed the final judgment to the U.S. Court of Appeals for the Federal Circuit (Federal Circuit). In November 2015, the Patent Trial and Appeal Board (PTAB) determined after concluding an Inter Partes Review (IPR) that the patent claims asserted by DSS in the District Court litigation are unpatentable. DSS appealed the PTAB’s decision to the Federal Circuit in January 2016. In March 2016, the District Court’s judgment of noninfringement was affirmed by the Federal Circuit. In April 2016, the District Court litigation between the parties and the related Federal Circuit appeal were dismissed, and the appeal proceeding of the PTAB’s decision is also over as to TSMC.

g.	Amounts available under unused letters of credit as of September 30, 2016, December 31, 2015 and September 30, 2015 were NT$119,221 thousand, NT$144,738 thousand and NT$144,786 thousand, respectively.

36.	SIGNIFICANT LOSS FROM DISASTER

On February 6, 2016, an earthquake struck Taiwan. The resulting damage was mostly to inventories and equipment. In the first quarter of 2016, the Company recognized related earthquake losses of NT$2,289,128 thousand, net of insurance claim. Such losses were primarily included in cost of revenue for the three months ended March 31, 2016.

37.	EXCHANGE RATE INFORMATION OF FOREIGN-CURRENCY FINANCIAL ASSETS AND LIABILITIES

The following information was summarized according to the foreign currencies other than the functional currency of the Company. The exchange rates disclosed were used to translate the foreign currencies into the functional currency. The significant financial assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)		Carrying Amount (In Thousands)

September 30, 2016

Financial assets

Monetary items
USD	$5,116,408	31.374		$160,522,191
EUR	21,497	35.30		758,831
JPY	456,583	0.3114		142,180
Non-monetary items
HKD	183,611	4.05		743,625

Financial liabilities

Monetary items
USD	3,355,093	31.374		105,262,695
EUR	197,199	35.30		6,961,125
JPY	57,168,924	0.3114		17,802,403

December 31, 2015

Financial assets

Monetary items
USD	3,089,634	32.895		101,633,497
USD	251,824	6.494	(Note 2)	8,283,759
EUR	43,933	36.00		1,581,571
JPY	9,717,089	0.2733		2,655,680
Non-monetary items
HKD	166,727	4.24		706,924

(Continued)

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)		Carrying Amount (In Thousands)

Financial liabilities

Monetary items
USD	$2,952,404	32.895		$97,119,331
EUR	44,174	36.00		1,590,264
JPY	26,416,113	0.2733		7,219,524

September 30, 2015

Financial assets

Monetary items
USD	3,740,174	32.906		123,074,162
USD	217,169	6.357	(Note 2)	7,146,172
RMB	601,282	0.157	(Note 3)	3,112,417
EUR	74,991	36.95		2,770,910
JPY	34,650,692	0.2742		9,501,220
Non-monetary items
HKD	147,733	4.25		627,865

Financial liabilities

Monetary items
USD	3,045,299	32.906		100,208,604
EUR	108,176	36.95		3,997,112
JPY	34,141,496	0.2742		9,361,598

(Concluded)

Note 1:	Except as otherwise noted, exchange rate represents the number of N.T. dollars for which one foreign currency could be exchanged.
Note 2:	The exchange rate represents the number of RMB for which one USD dollars could be exchanged.
Note 3:	The exchange rate represents the number of USD dollars for which one RMB could be exchanged.

The realized and unrealized foreign exchange gain and loss were a net loss of NT$409,625 thousand and a net gain of NT$2,571,011 thousand for the three months ended September 30, 2016 and 2015, respectively; a net loss of NT$2,310,461 thousand and a net gain of NT$2,326,899 thousand for the nine months ended September 30, 2016 and 2015, respectively. Since there were varieties of foreign currency transactions and functional currencies within the subsidiaries of the Company, the Company was unable to disclose foreign exchange gain (loss) towards each foreign currency with significant impact.

38.	OPERATING SEGMENTS INFORMATION

a.	Operating segments

The Company’s only reportable segment is the foundry segment. The foundry segment engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks. The Company also had other operating segments that did not exceed the quantitative threshold for separate reporting. These segments mainly engaged in the researching, developing, designing, manufacturing and selling of renewable energy and efficiency related technologies and products.

The Company uses the income from operations as the measurement for segment profit and the basis of performance assessment. There was no material differences between the accounting policies of the operating segment and the accounting policies described in Note 4.

b.	Segment revenue and operating results

	Foundry	Others	Total

Three months ended September 30, 2016

Net revenue from external customers	$260,405,885	$—	$260,405,885
Income from operations	106,262,122	—	106,262,122

Three months ended September 30, 2015

Net revenue from external customers	212,258,591	246,318	212,504,909
Income (loss) from operations	78,994,590	(605,666)	78,388,924

Nine months ended September 30, 2016

Net revenue from external customers	685,711,092	—	685,711,092
Income from operations	268,050,437	—	268,050,437

Nine months ended September 30, 2015

Net revenue from external customers	639,321,151	657,654	639,978,805
Income (loss) from operations	243,351,349	(1,267,244)	242,084,105

39.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the Securities and Futures Bureau for TSMC:

a.	Financings provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: Please see Table 2 attached;

c.	Marketable securities held (excluding investments in subsidiaries, associates and joint venture): Please see Table 3 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$300 million or 20% of the paid-in capital: Please see Table 4 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$300 million or 20% of the paid-in capital: Please see Table 5 attached;

f.	Disposal of individual real estate properties at prices of at least NT$300 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

h.	Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 7 attached;

i.	Information about the derivative financial instruments transaction: Please see Notes 7 and 10;

j.	Others: The business relationship between the parent and the subsidiaries and significant transactions between them: Please see Table 8 attached;

k.	Names, locations, and related information of investees over which TSMC exercises significant influence (excluding information on investment in Mainland China): Please see Table 9 attached;

l.	Information on investment in Mainland China

1)	The name of the investee in Mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, income (losses) of the investee, share of profits/losses of investee, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 10 attached.

2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in Mainland China on financial reports: Please see Table 8 attached.

TABLE 1

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

FINANCINGS PROVIDED

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Company	Counter- party	Financial Statement Account	Related Party	Maximum Balance for the Period (US$ in Thousands) (Note 2)		Ending Balance (US$ in Thousands) (Note 2)		Amount Actually Drawn (US$ in Thousands)		Interest Rate	Nature for Financing	Transaction Amounts	Reason for Financing	Allowance for Bad Debt	Collateral		Financing Limits for Each Borrowing Company	Financing Company’s Total Financing Amount Limits
																Item	Value

1	TSMC China	TSMC Nanjing	Other receivables from related parties	Yes	$ (RMB	3,762,960 800,000)	$ (RMB	3,762,960 800,000)	$ (RMB	3,527,775 750,000)	1.1%-1.3%	The need for short-term financing	$—	Operating capital	$—	—	$—	$41,302,080 (Note 1)	$41,302,080 (Note 1)

Note 1:	The total amount for lending to a company for funding for a short-term period shall not exceed ten percent (10%) of the net worth of TSMC China. In addition, the total amount lendable to any one borrower shall be no more than thirty percent (30%) of the borrower’s net worth. The above restriction does not apply to the subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC. However, the total amount lendable to 100% owned subsidiaries by TSMC shall not exceed forty percent (40%) of the net worth of TSMC China. When there is a lending for funding needs by TSMC China to TSMC, or to the subsidiaries, which are not located in Taiwan, directly or indirectly wholly owned by TSMC, the lending will not be subject to the restriction set forth in the above paragraph of this Article. Notwithstanding the foregoing, the aggregate amount available for lending and the total amount lending limit for such borrower still shall not exceed the net worth of TSMC China.
Note 2:	The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ENDORSEMENTS/GUARANTEES PROVIDED

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party (Notes 1 and 2)	Maximum Balance for the Period (US$ in Thousands) (Note 3)		Ending Balance (US$ in Thousands) (Note 3)		Amount Actually Drawn (US$ in Thousands)		Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable (Note 2)	Guarantee Provided by Parent Company	Guarantee Provided by A Subsidiary	Guarantee Provided to Subsidiaries in Mainland China
		Name	Nature of Relationship

0	TSMC	TSMC Global	Subsidiary	$320,778,259	$ (US$	47,061,000 1,500,000)	$ (US$	36,080,100 1,150,000)	$ (US$	36,080,100 1,150,000)	$—	2.81%	$320,778,259	Yes	No	No
		TSMC North America	Subsidiary	320,778,259	(US$	2,610,734 83,213)	(US$	2,610,734 83,213)	(US$	2,610,734 83,213)	—	0.20%	320,778,259	Yes	No	No

Note 1:	The total amount of the guarantee provided by TSMC to any individual entity shall not exceed ten percent (10%) of TSMC’s net worth, or the net worth of such entity. However, subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC are not subject to the above restrictions after the approval of the Board of Directors.
Note 2:	The total amount of guarantee shall not exceed twenty-five percent (25%) of TSMC’s net worth.
Note 3:	The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 3

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES HELD

SEPTEMBER 30, 2016

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2016						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC	Bank debentures
	The Export-Import Bank of the ROC	—	Held-to-maturity financial assets	—		$149,999	N/A		$150,000

	Corporate bond
	CPC Corporation, Taiwan	—	Held-to-maturity financial assets	—		2,845,854	N/A		2,849,429
	Taiwan Power Company	—	”	—		1,051,999	N/A		1,052,532
	Hon Hai Precision Ind. Co., Ltd.	—	”	—		400,662	N/A		401,408
	Formosa Plastics Corporation	—	”	—		175,101	N/A		175,201
	Nan Ya Plastics Corporation	—	”	—		151,016	N/A		151,021
	Formosa Petrochemical Corporation	—	”	—		100,340	N/A		100,617
	China Steel Corporation	—	”	—		100,025	N/A		100,048

	Structure product
	Hua Nan Commercial Bank	—	Held-to-maturity financial assets	—		1,000,000	N/A		999,512

	Stock
	Motech	—	Available-for-sale financial assets	58,320		1,848,737	12		1,848,737
	Semiconductor Manufacturing International Corporation	—	”	211,047		743,625	1		743,625
	RichWave Technology Corp.	—	”	2,208		128,488	4		128,488
	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	21,230		193,584	10		193,584
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	”	10,500		105,000	7		105,000
	Global Investment Holding Inc.	—	”	11,124		99,041	6		99,041
	W.K. Technology Fund IV	—	”	2,560		18,121	2		18,121

	Fund
	Horizon Ventures Fund	—	Financial assets carried at cost	—		11,259	12		11,259
	Crimson Asia Capital	—	”	—		8,263	1		8,263

TSMC Partners	Common stock
	Tela Innovations	—	Financial assets carried at cost	10,440	US$	65,000	25	US$	65,000
	Mcube Inc.	—	”	6,333		—	14		—

	Fund
	China Walden Venture Investments II, L.P.	—	Financial assets carried at cost	—	US$	6,661	9	US$	6,661
	Shanghai Walden Venture Capital Enterprise	—	”	—	US$	4,270	6	US$	4,270

TSMC Global	Corporate bond
	Bank of America Corp.	—	Available-for-sale financial assets	—	US$	18,183	N/A	US$	18,183
	Verizon Communications	—	”	—	US$	13,496	N/A	US$	13,496
	JPMorgan Chase & Co.	—	”	—	US$	11,181	N/A	US$	11,181
	Aetna Inc.	—	”	—	US$	10,577	N/A	US$	10,577
	Citigroup Inc.	—	”	—	US$	10,443	N/A	US$	10,443
	AT&T Inc.	—	”	—	US$	10,230	N/A	US$	10,230
	Teva Pharmaceuticals Netherlands	—	”	—	US$	9,925	N/A	US$	9,925
	Walgreens Boots Alliance	—	”	—	US$	9,030	N/A	US$	9,030
	Anheuser Busch InBev Fin.	—	”	—	US$	8,943	N/A	US$	8,943
	Morgan Stanley	—	”	—	US$	8,912	N/A	US$	8,912
	Oracle Corp.	—	”	—	US$	8,653	N/A	US$	8,653
	Wells Fargo & Company	—	”	—	US$	8,563	N/A	US$	8,563

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2016						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Westpac Banking Corp.	—	Available-for-sale financial assets	—	US$	8,411	N/A	US$	8,411
	PNC Bank NA	—	”	—	US$	7,874	N/A	US$	7,874
	Svenska Handelsbanken AB	—	”	—	US$	7,621	N/A	US$	7,621
	BMW US Capital LLC	—	”	—	US$	7,227	N/A	US$	7,227
	Pricoa Global Funding I	—	”	—	US$	7,216	N/A	US$	7,216
	Gilead Sciences Inc.	—	”	—	US$	7,203	N/A	US$	7,203
	Microsoft Corp.	—	”	—	US$	6,988	N/A	US$	6,988
	Southern Co.	—	”	—	US$	6,757	N/A	US$	6,757
	CVS Health Corp.	—	”	—	US$	6,713	N/A	US$	6,713
	Bank of Ny Mellon Corp.	—	”	—	US$	6,694	N/A	US$	6,694
	Abbvie Inc.	—	”	—	US$	6,664	N/A	US$	6,664
	Capital One NA	—	”	—	US$	6,353	N/A	US$	6,353
	BB&T Corporation	—	”	—	US$	6,073	N/A	US$	6,073
	Fortive Corporation	—	”	—	US$	6,070	N/A	US$	6,070
	Berkshire Hathaway Fin.	—	”	—	US$	6,025	N/A	US$	6,025
	Toronto Dominion Bank	—	”	—	US$	5,946	N/A	US$	5,946
	Citizens Bank NA/RI	—	”	—	US$	5,850	N/A	US$	5,850
	Shell International Fin.	—	”	—	US$	5,806	N/A	US$	5,806
	Protective Life Global Funding	—	”	—	US$	5,664	N/A	US$	5,664
	Mitsubishi UFJ Fin Grp.	—	”	—	US$	5,621	N/A	US$	5,621
	Key Bank N.A.	—	”	—	US$	5,616	N/A	US$	5,616
	Intl. Bank Recon. & Development	—	”	—	US$	5,582	N/A	US$	5,582
	Cisco Systems Inc.	—	”	—	US$	5,529	N/A	US$	5,529
	Siemens Financieringsmat	—	”	—	US$	5,516	N/A	US$	5,516
	Goldman Sachs Group Inc.	—	”	—	US$	5,505	N/A	US$	5,505
	Express Scripts Holding	—	”	—	US$	5,401	N/A	US$	5,401
	ERAC USA Finance LLC	—	”	—	US$	5,313	N/A	US$	5,313
	American Intl. Group	—	”	—	US$	5,249	N/A	US$	5,249
	TIAA Asset Management Finance LLC	—	”	—	US$	5,183	N/A	US$	5,183
	Aviation Capital Group	—	”	—	US$	5,181	N/A	US$	5,181
	Hyundai Capital America	—	”	—	US$	5,057	N/A	US$	5,057
	ABN AMRO Bank N.V.	—	”	—	US$	4,997	N/A	US$	4,997
	State Street Corp.	—	”	—	US$	4,983	N/A	US$	4,983
	Sysco Corporation	—	”	—	US$	4,973	N/A	US$	4,973
	Swedbank AB	—	”	—	US$	4,970	N/A	US$	4,970
	Air Liquide Finance	—	”	—	US$	4,860	N/A	US$	4,860
	ING Bank N.V.	—	”	—	US$	4,748	N/A	US$	4,748
	Jackson Natl Life Global	—	”	—	US$	4,693	N/A	US$	4,693
	Morgan Stanley	—	”	—	US$	4,613	N/A	US$	4,613
	JPMorgan Chase Bank N.A.	—	”	—	US$	4,515	N/A	US$	4,515
	Deutsche Telekom International Fin.	—	”	—	US$	4,511	N/A	US$	4,511
	Mizuho Financial Group	—	”	—	US$	4,499	N/A	US$	4,499
	CA, Inc.	—	”	—	US$	4,451	N/A	US$	4,451
	Ventas Realty LP/Cap Crp.	—	”	—	US$	4,375	N/A	US$	4,375
	Macquarie Group Ltd.	—	”	—	US$	4,361	N/A	US$	4,361
	HSBC Holdings PLC	—	”	—	US$	4,293	N/A	US$	4,293
	Ameren Corp.	—	”	—	US$	4,130	N/A	US$	4,130
	Nextera Energy Capital	—	”	—	US$	4,111	N/A	US$	4,111
	Skandinaviska Enskilda Banken AB	—	”	—	US$	4,001	N/A	US$	4,001
	Welltower Inc.	—	”	—	US$	3,999	N/A	US$	3,999
	JPMorgan Chase & Co.	—	”	—	US$	3,967	N/A	US$	3,967
	Enel Finance Intl N.V.	—	”	—	US$	3,915	N/A	US$	3,915
	Fifth Third Bancorp	—	”	—	US$	3,870	N/A	US$	3,870
	Duke Energy Corp.	—	”	—	US$	3,761	N/A	US$	3,761
	Fifth Third Bank	—	”	—	US$	3,668	N/A	US$	3,668
	UBS Group Funding	—	”	—	US$	3,642	N/A	US$	3,642
	US Bank NA Cincinnati	—	”	—	US$	3,614	N/A	US$	3,614
	Lam Research Corp.	—	”	—	US$	3,332	N/A	US$	3,332
	HCP Inc.	—	”	—	US$	3,308	N/A	US$	3,308
	Ford Motor Credit Co LLC	—	”	—	US$	3,275	N/A	US$	3,275

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2016						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Ryder System Inc.	—	Available-for-sale financial assets	—	US$	3,273	N/A	US$	3,273
	BP Capital Markets PLC	—	”	—	US$	3,227	N/A	US$	3,227
	Chevron Corp.	—	”	—	US$	3,142	N/A	US$	3,142
	Morgan Stanley	—	”	—	US$	3,089	N/A	US$	3,089
	Credit Agricole London	—	”	—	US$	3,045	N/A	US$	3,045
	Suncorp Metway Ltd.	—	”	—	US$	3,025	N/A	US$	3,025
	Credit Suisse New York	—	”	—	US$	3,010	N/A	US$	3,010
	Canadian Imperial Bank	—	”	—	US$	3,001	N/A	US$	3,001
	BNP Paribas New York Branch	—	”	—	US$	3,000	N/A	US$	3,000
	Corpoerative Centrale	—	”	—	US$	2,974	N/A	US$	2,974
	Apple Inc.	—	”	—	US$	2,686	N/A	US$	2,686
	MetLife Global Funding I	—	”	—	US$	2,562	N/A	US$	2,562
	Nordea Bank AB	—	”	—	US$	2,542	N/A	US$	2,542
	Unitedhealth Group Inc.	—	”	—	US$	2,521	N/A	US$	2,521
	Toronto Domin Holding	—	”	—	US$	2,478	N/A	US$	2,478
	Reliance Stand Life II	—	”	—	US$	2,471	N/A	US$	2,471
	Public Service Colorado	—	”	—	US$	2,220	N/A	US$	2,220
	Allied World Assurance	—	”	—	US$	2,195	N/A	US$	2,195
	Husky Energy Inc.	—	”	—	US$	2,175	N/A	US$	2,175
	Celgene Corp.	—	”	—	US$	2,164	N/A	US$	2,164
	Stancorp Financial Group	—	”	—	US$	2,146	N/A	US$	2,146
	Comcast Corp.	—	”	—	US$	2,128	N/A	US$	2,128
	PSEG Power LLC	—	”	—	US$	2,035	N/A	US$	2,035
	Bank of Ny Mellon Corp.	—	”	—	US$	2,017	N/A	US$	2,017
	FMS Wertmanagement	—	”	—	US$	2,012	N/A	US$	2,012
	New York Life Global FDG	—	”	—	US$	2,011	N/A	US$	2,011
	Nordic Investment Bank	—	”	—	US$	2,007	N/A	US$	2,007
	Asian Development Bank	—	”	—	US$	2,007	N/A	US$	2,007
	Wells Fargo Bank NA	—	”	—	US$	2,006	N/A	US$	2,006
	Norinchukin Bank	—	”	—	US$	2,000	N/A	US$	2,000
	Goldman Sachs Group Inc.	—	”	—	US$	1,998	N/A	US$	1,998
	Stryker Corp.	—	”	—	US$	1,975	N/A	US$	1,975
	Autozone Inc.	—	”	—	US$	1,962	N/A	US$	1,962
	Royal Bank of Canada	—	”	—	US$	1,915	N/A	US$	1,915
	BAT Intl Finance PLC	—	”	—	US$	1,915	N/A	US$	1,915
	HSBC USA Inc.	—	”	—	US$	1,874	N/A	US$	1,874
	Oncor Electric Delivery	—	”	—	US$	1,869	N/A	US$	1,869
	Wm. Wrigley Jr. Co.	—	”	—	US$	1,866	N/A	US$	1,866
	Electricite de France SA	—	”	—	US$	1,838	N/A	US$	1,838
	Aust. & NZ Banking Grp. NY	—	”	—	US$	1,818	N/A	US$	1,818
	Principal Life Global Funding II	—	”	—	US$	1,818	N/A	US$	1,818
	American Intl. Group	—	”	—	US$	1,767	N/A	US$	1,767
	Amgen Inc.	—	”	—	US$	1,744	N/A	US$	1,744
	Schlumberger Hldgs Corp.	—	”	—	US$	1,679	N/A	US$	1,679
	Commonwealth Bank Australia NY	—	”	—	US$	1,670	N/A	US$	1,670
	KfW	—	”	—	US$	1,627	N/A	US$	1,627
	UBS AG Stamford CT	—	”	—	US$	1,614	N/A	US$	1,614
	African Development Bank	—	”	—	US$	1,580	N/A	US$	1,580
	National Australia Bank/NY	—	”	—	US$	1,571	N/A	US$	1,571
	Capital One Bank (USA), NA	—	”	—	US$	1,567	N/A	US$	1,567
	Branch Banking & Trust	—	”	—	US$	1,552	N/A	US$	1,552
	Simon Property Group LP	—	”	—	US$	1,534	N/A	US$	1,534
	BPCE SA	—	”	—	US$	1,530	N/A	US$	1,530
	Mckesson Corp.	—	”	—	US$	1,527	N/A	US$	1,527
	Guardian Life Global Funding	—	”	—	US$	1,516	N/A	US$	1,516
	Pfizer Inc.	—	”	—	US$	1,510	N/A	US$	1,510
	Westpac Banking Corp.	—	”	—	US$	1,481	N/A	US$	1,481
	Rabobank Nederland NY	—	”	—	US$	1,475	N/A	US$	1,475
	General Electric Co.	—	”	—	US$	1,443	N/A	US$	1,443

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2016						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	ConocoPhillips	—	Available-for-sale financial assets	—	US$	1,417	N/A	US$	1,417
	Walt Disney Company/The	—	”	—	US$	1,412	N/A	US$	1,412
	PacifiCorp	—	”	—	US$	1,409	N/A	US$	1,409
	Biogen Inc.	—	”	—	US$	1,368	N/A	US$	1,368
	Eaton Corp.	—	”	—	US$	1,331	N/A	US$	1,331
	IBM Corp.	—	”	—	US$	1,321	N/A	US$	1,321
	Sumitomo Mitsui Banking	—	”	—	US$	1,314	N/A	US$	1,314
	Philip Morris Intl Inc.	—	”	—	US$	1,303	N/A	US$	1,303
	Visa Inc.	—	”	—	US$	1,302	N/A	US$	1,302
	CSX Corp.	—	”	—	US$	1,269	N/A	US$	1,269
	Lloyds Bank PLC	—	”	—	US$	1,215	N/A	US$	1,215
	Daimler Finance NA LLC.	—	”	—	US$	1,206	N/A	US$	1,206
	Enterprise Products Operating, LLC	—	”	—	US$	1,168	N/A	US$	1,168
	Pacific Gas & Electric	—	”	—	US$	1,167	N/A	US$	1,167
	Trans Canada Pipelines	—	”	—	US$	1,152	N/A	US$	1,152
	Corning Inc.	—	”	—	US$	1,142	N/A	US$	1,142
	ERP Operating LP	—	”	—	US$	1,139	N/A	US$	1,139
	Berkshire Hathaway Inc.	—	”	—	US$	1,125	N/A	US$	1,125
	Halliburton Co.	—	”	—	US$	1,124	N/A	US$	1,124
	Medtronic Inc.	—	”	—	US$	1,104	N/A	US$	1,104
	Marsh & Mclennan Cos Inc.	—	”	—	US$	1,100	N/A	US$	1,100
	Merck & Co Inc.	—	”	—	US$	1,076	N/A	US$	1,076
	Huntington National Bank	—	”	—	US$	1,074	N/A	US$	1,074
	Berkshire Hathaway Energy Co.	—	”	—	US$	1,066	N/A	US$	1,066
	Dominion Resources Inc.	—	”	—	US$	1,050	N/A	US$	1,050
	Statoil ASA	—	”	—	US$	1,049	N/A	US$	1,049
	Amazon.com Inc.	—	”	—	US$	1,039	N/A	US$	1,039
	Keycorp Pty Ltd.	—	”	—	US$	1,038	N/A	US$	1,038
	Macquarie Bank Ltd.	—	”	—	US$	1,032	N/A	US$	1,032
	Altera Corp.	—	”	—	US$	1,027	N/A	US$	1,027
	Suntrust Banks Inc.	—	”	—	US$	1,023	N/A	US$	1,023
	Home Depot Inc.	—	”	—	US$	1,022	N/A	US$	1,022
	Manuf & Traders Trust Co.	—	”	—	US$	1,019	N/A	US$	1,019
	HP Enterprise Co.	—	”	—	US$	1,019	N/A	US$	1,019
	John Deere Capital Corp.	—	”	—	US$	1,017	N/A	US$	1,017
	Bank of America N.A.	—	”	—	US$	1,012	N/A	US$	1,012
	HSBC USA Inc.	—	”	—	US$	1,011	N/A	US$	1,011
	Cardinal Health Inc.	—	”	—	US$	1,010	N/A	US$	1,010
	Carnival Corp.	—	”	—	US$	1,008	N/A	US$	1,008
	Rabobank Nederland NY	—	”	—	US$	1,005	N/A	US$	1,005
	AIG Global Funding	—	”	—	US$	1,004	N/A	US$	1,004
	Caterpillar Financial Services Corp.	—	”	—	US$	1,004	N/A	US$	1,004
	Eaton Corp.	—	”	—	US$	1,003	N/A	US$	1,003
	Standard Chartered PLC	—	”	—	US$	1,000	N/A	US$	1,000
	Duke Energy Progress Inc.	—	”	—	US$	983	N/A	US$	983
	Deutsche Bank AG, London	—	”	—	US$	974	N/A	US$	974
	Glaxosmithkline Cap. Inc.	—	”	—	US$	963	N/A	US$	963
	Lockheed Martin Corp.	—	”	—	US$	911	N/A	US$	911
	Mastercard Inc.	—	”	—	US$	864	N/A	US$	864
	Capital One NA	—	”	—	US$	850	N/A	US$	850
	Santander UK PLC	—	”	—	US$	797	N/A	US$	797
	Total Capital International S.A.	—	”	—	US$	713	N/A	US$	713
	TTX Co.	—	”	—	US$	709	N/A	US$	709
	Sabmiller Holdings Inc.	—	”	—	US$	709	N/A	US$	709
	Danske Bank A/S	—	”	—	US$	700	N/A	US$	700
	Ohio Power Company	—	”	—	US$	688	N/A	US$	688
	Capital One Financial Co.	—	”	—	US$	680	N/A	US$	680
	Nissan Motor Acceptance	—	”	—	US$	673	N/A	US$	673
	ABC Inc.	—	”	—	US$	646	N/A	US$	646

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2016						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Life Technologies Corp.	—	Available-for-sale financial assets	—	US$	638	N/A	US$	638
	Realty Income Corp.	—	”	—	US$	616	N/A	US$	616
	Kimberly Clark Corp.	—	”	—	US$	612	N/A	US$	612
	American Express Credit	—	”	—	US$	610	N/A	US$	610
	CenterPoint Energy Resources	—	”	—	US$	604	N/A	US$	604
	Dow Chemical Co/The	—	”	—	US$	603	N/A	US$	603
	Bayer US Finance LLC	—	”	—	US$	599	N/A	US$	599
	AvalonBay Communities Inc.	—	”	—	US$	596	N/A	US$	596
	MUFG Union Bank, N.A.	—	”	—	US$	591	N/A	US$	591
	Bunge Limited Finance Corp.	—	”	—	US$	586	N/A	US$	586
	Boston Properties LP	—	”	—	US$	580	N/A	US$	580
	BNP Paribas	—	”	—	US$	571	N/A	US$	571
	Nordstrom Inc.	—	”	—	US$	570	N/A	US$	570
	Prudential Financial Inc.	—	”	—	US$	561	N/A	US$	561
	Anheuser Busch InBev Worldwide Inc.	—	”	—	US$	559	N/A	US$	559
	Duke Realty LP	—	”	—	US$	556	N/A	US$	556
	Mcdonald’s Corp.	—	”	—	US$	555	N/A	US$	555
	Pacific LifeCorp	—	”	—	US$	555	N/A	US$	555
	Lincoln National Corp.	—	”	—	US$	553	N/A	US$	553
	TD Ameritrade Holding Corp.	—	”	—	US$	543	N/A	US$	543
	American Express Co.	—	”	—	US$	540	N/A	US$	540
	Burlington Northern Santa Fe Corp.	—	”	—	US$	533	N/A	US$	533
	Banque Fed Cred Mutuel	—	”	—	US$	528	N/A	US$	528
	Macy’s Retail Holdings Inc.	—	”	—	US$	523	N/A	US$	523
	Sempra Energy	—	”	—	US$	517	N/A	US$	517
	CBS Corp.	—	”	—	US$	517	N/A	US$	517
	Bank Of Montreal	—	”	—	US$	488	N/A	US$	488
	Comerica Inc.	—	”	—	US$	479	N/A	US$	479
	Nationwide Building Society	—	”	—	US$	455	N/A	US$	455
	Nisource Finance Corp.	—	”	—	US$	450	N/A	US$	450
	CMS Energy Corp.	—	”	—	US$	437	N/A	US$	437
	Trans Canada Pipelines	—	”	—	US$	429	N/A	US$	429
	BB&T Corporation	—	”	—	US$	410	N/A	US$	410
	Exxon Mobil Corporation	—	”	—	US$	405	N/A	US$	405
	Nationwide Financial Service, Inc.	—	”	—	US$	393	N/A	US$	393
	American Honda Finance	—	”	—	US$	380	N/A	US$	380
	Kroger Co.	—	”	—	US$	375	N/A	US$	375
	Exelon Generation Co. LLC	—	”	—	US$	361	N/A	US$	361
	ONEOK Partners LP	—	”	—	US$	357	N/A	US$	357
	Metlife Inc.	—	”	—	US$	335	N/A	US$	335
	Pearson Dol Fin Two PLC	—	”	—	US$	319	N/A	US$	319
	Equifax Inc.	—	”	—	US$	313	N/A	US$	313
	EMD Finance LLC	—	”	—	US$	285	N/A	US$	285
	Mattel Inc.	—	”	—	US$	277	N/A	US$	277
	Magellan Midstream Partners LP	—	”	—	US$	275	N/A	US$	275
	U.S. Bancorp	—	”	—	US$	266	N/A	US$	266
	Dominion Gas Holdings, LLC	—	”	—	US$	259	N/A	US$	259
	Nomura Holdings Inc.	—	”	—	US$	256	N/A	US$	256
	Aon PLC	—	”	—	US$	252	N/A	US$	252
	Bank of Nova Scotia	—	”	—	US$	248	N/A	US$	248
	Rolls Royce PLC	—	”	—	US$	230	N/A	US$	230
	General Electric Co.	—	”	—	US$	126	N/A	US$	126
	JPMorgan Chase & Co.	—	Held-to-maturity financial assets	—	US$	153,456	N/A	US$	154,517
	Wells Fargo & Company	—	”	—	US$	150,007	N/A	US$	149,742
	Goldman Sachs Group, Inc.	—	”	—	US$	100,000	N/A	US$	101,618
	Westpac Banking Corporation	—	”	—	US$	100,000	N/A	US$	100,836
	Commonwealth Bank of Australia	—	”	—	US$	50,000	N/A	US$	50,487
	National Australia Bank	—	”	—	US$	50,000	N/A	US$	50,408
	Bank of Nova Scotia	—	”	—	US$	49,980	N/A	US$	50,224

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2016						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Government bond
	US Treasury N/B	—	Available-for-sale financial assets	—	US$	84,805	N/A	US$	84,805
	US Treasury Floating Rate Note	—	”	—	US$	17,663	N/A	US$	17,663
	Treasury Inflation-Indexed N/B	—	”	—	US$	11,944	N/A	US$	11,944
	Treasury Bill	—	”	—	US$	10,693	N/A	US$	10,693
	US Treasury N/B	—	”	—	US$	8,574	N/A	US$	8,574
	Abu Dhabi Government International Bond	—	”	—	US$	3,526	N/A	US$	3,526

	Agency bond
	Fnma Pool AL7191	—	Available-for-sale financial assets	—	US$	13,570	N/A	US$	13,570
	Fed Home Ln Discount Nt.	—	”	—	US$	12,501	N/A	US$	12,501
	Fnma Pool AL9128	—	”	—	US$	11,587	N/A	US$	11,587
	Fnma Pool 888577	—	”	—	US$	10,241	N/A	US$	10,241
	Fed Hm Ln Pc Pool G60081	—	”	—	US$	9,948	N/A	US$	9,948
	Fed Hm Ln Pc Pool G18605	—	”	—	US$	9,779	N/A	US$	9,779
	Fnma Pool AV5062	—	”	—	US$	9,175	N/A	US$	9,175
	Fnma Pool AL8834	—	”	—	US$	7,182	N/A	US$	7,182
	Fnma Pool AL4193	—	”	—	US$	6,250	N/A	US$	6,250
	Fed Hm Ln Pc Pool J35110	—	”	—	US$	5,790	N/A	US$	5,790
	Fnma Pool AL1543	—	”	—	US$	5,534	N/A	US$	5,534
	Fnma Pool 890744	—	”	—	US$	5,307	N/A	US$	5,307
	Fed Hm Ln Pc Pool J32501	—	”	—	US$	5,302	N/A	US$	5,302
	Federal Home Loan Bank	—	”	—	US$	5,183	N/A	US$	5,183
	Fed Hm Ln Pc Pool J32961	—	”	—	US$	4,984	N/A	US$	4,984
	Federal Home Loan Bank	—	”	—	US$	4,864	N/A	US$	4,864
	Fnma Pool AD4037	—	”	—	US$	4,588	N/A	US$	4,588
	Fed Hm Ln Pc Pool G60344	—	”	—	US$	4,425	N/A	US$	4,425
	Fnma Pool 995113	—	”	—	US$	4,241	N/A	US$	4,241
	Fnma Pool AJ1751	—	”	—	US$	4,193	N/A	US$	4,193
	Fnma Pool AD0577	—	”	—	US$	4,107	N/A	US$	4,107
	Fnma Pool AL7671	—	”	—	US$	4,015	N/A	US$	4,015
	Fed Hm Ln Pc Pool G60711	—	”	—	US$	3,907	N/A	US$	3,907
	Fnma Pool AL0950	—	”	—	US$	3,852	N/A	US$	3,852
	Fnma Pool AL0516	—	”	—	US$	3,764	N/A	US$	3,764
	Fed Hm Ln Pc Pool G18610	—	”	—	US$	3,706	N/A	US$	3,706
	Fnma Pool AS3460	—	”	—	US$	3,614	N/A	US$	3,614
	Fannie Mae	—	”	—	US$	3,533	N/A	US$	3,533
	Fnma Pool 310104	—	”	—	US$	3,523	N/A	US$	3,523
	Fnma Pool AB2895	—	”	—	US$	3,304	N/A	US$	3,304
	Export Import Bank Korea	—	”	—	US$	3,010	N/A	US$	3,010
	Fed Hm Ln Pc Pool J32520	—	”	—	US$	2,919	N/A	US$	2,919
	Fnma Pool AH5613	—	”	—	US$	2,856	N/A	US$	2,856
	Fnma Pool AZ3361	—	”	—	US$	2,814	N/A	US$	2,814
	Export Developmnt Canada	—	”	—	US$	2,684	N/A	US$	2,684
	Fnma Pool 725423	—	”	—	US$	2,519	N/A	US$	2,519
	Fed Hm Ln Pc Pool 2B5202	—	”	—	US$	2,512	N/A	US$	2,512
	Freddie Mac	—	”	—	US$	2,397	N/A	US$	2,397
	Fnma Pool 888637	—	”	—	US$	2,264	N/A	US$	2,264
	Freddie Mac	—	”	—	US$	2,199	N/A	US$	2,199
	Freddie Mac	—	”	—	US$	2,119	N/A	US$	2,119
	Fed Hm Ln Pc Pool 849787	—	”	—	US$	2,099	N/A	US$	2,099
	Fnma Pool AL7920	—	”	—	US$	2,096	N/A	US$	2,096
	Fnma Pool 995024	—	”	—	US$	2,054	N/A	US$	2,054
	Federal Home Loan Bank	—	”	—	US$	2,002	N/A	US$	2,002
	Freddie Mac	—	”	—	US$	2,000	N/A	US$	2,000
	Fnma Pool AD0198	—	”	—	US$	1,987	N/A	US$	1,987
	Fnma Pool AY6119	—	”	—	US$	1,979	N/A	US$	1,979
	Fannie Mae	—	”	—	US$	1,916	N/A	US$	1,916

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2016						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Freddie Mac	—	Available-for-sale financial assets	—	US$	1,880	N/A	US$	1,880
	Freddie Mac	—	”	—	US$	1,835	N/A	US$	1,835
	Fannie Mae	—	”	—	US$	1,826	N/A	US$	1,826
	Fannie Mae	—	”	—	US$	1,802	N/A	US$	1,802
	Fnma Pool 255364	—	”	—	US$	1,751	N/A	US$	1,751
	Fnma Pool AL7485	—	”	—	US$	1,751	N/A	US$	1,751
	Fnma Pool AL6254	—	”	—	US$	1,723	N/A	US$	1,723
	Freddie Mac	—	”	—	US$	1,702	N/A	US$	1,702
	Fnma Pool AL7421	—	”	—	US$	1,516	N/A	US$	1,516
	Freddie Mac	—	”	—	US$	1,501	N/A	US$	1,501
	Freddie Mac	—	”	—	US$	1,500	N/A	US$	1,500
	Government National Mortgage Association	—	”	—	US$	1,497	N/A	US$	1,497
	Fannie Mae	—	”	—	US$	1,444	N/A	US$	1,444
	Fannie Mae	—	”	—	US$	1,430	N/A	US$	1,430
	Freddie Mac	—	”	—	US$	1,419	N/A	US$	1,419
	Fnma Pool 930289	—	”	—	US$	1,404	N/A	US$	1,404
	Fnma Pool AL4141	—	”	—	US$	1,394	N/A	US$	1,394
	Fnma Pool MA1201	—	”	—	US$	1,380	N/A	US$	1,380
	Freddie Mac	—	”	—	US$	1,310	N/A	US$	1,310
	Fannie Mae	—	”	—	US$	1,304	N/A	US$	1,304
	Freddie Mac	—	”	—	US$	1,300	N/A	US$	1,300
	Fannie Mae	—	”	—	US$	1,265	N/A	US$	1,265
	Government National Mortgage Association	—	”	—	US$	1,245	N/A	US$	1,245
	Fannie Mae	—	”	—	US$	1,224	N/A	US$	1,224
	Fnma Pool AM4790	—	”	—	US$	1,221	N/A	US$	1,221
	Fannie Mae	—	”	—	US$	1,203	N/A	US$	1,203
	Fnma Pool 890101	—	”	—	US$	1,161	N/A	US$	1,161
	Fed Hm Ln Pc Pool G06941	—	”	—	US$	1,159	N/A	US$	1,159
	Fannie Mae	—	”	—	US$	1,154	N/A	US$	1,154
	Fannie Mae	—	”	—	US$	1,152	N/A	US$	1,152
	Fannie Mae	—	”	—	US$	1,150	N/A	US$	1,150
	Fannie Mae	—	”	—	US$	1,144	N/A	US$	1,144
	Fannie Mae	—	”	—	US$	1,122	N/A	US$	1,122
	Fannie Mae	—	”	—	US$	1,121	N/A	US$	1,121
	Fnma Pool AM9775	—	”	—	US$	1,115	N/A	US$	1,115
	Fannie Mae	—	”	—	US$	1,104	N/A	US$	1,104
	Fnma Pool 930942	—	”	—	US$	1,078	N/A	US$	1,078
	Freddie Mac	—	”	—	US$	1,038	N/A	US$	1,038
	Fnma Pool AE0690	—	”	—	US$	1,035	N/A	US$	1,035
	Fnma Pool AM3962	—	”	—	US$	1,030	N/A	US$	1,030
	Fnma Pool AM9741	—	”	—	US$	1,011	N/A	US$	1,011
	Fnma Pool AM1440	—	”	—	US$	1,011	N/A	US$	1,011
	Fannie Mae	—	”	—	US$	1,009	N/A	US$	1,009
	Fnma Pool 466095	—	”	—	US$	1,000	N/A	US$	1,000
	Freddie Mac	—	”	—	US$	1,000	N/A	US$	1,000
	Fnma Pool 470781	—	”	—	US$	995	N/A	US$	995
	Freddie Mac	—	”	—	US$	979	N/A	US$	979
	Fed Hm Ln Pc Pool 849872	—	”	—	US$	976	N/A	US$	976
	Fnma Pool AL7912	—	”	—	US$	969	N/A	US$	969
	Fannie Mae	—	”	—	US$	950	N/A	US$	950
	Fannie Mae	—	”	—	US$	947	N/A	US$	947
	Federal Farm Credit Bank	—	”	—	US$	911	N/A	US$	911
	Fed Hm Ln Pc Pool A36973	—	”	—	US$	910	N/A	US$	910
	Fnma Pool 470982	—	”	—	US$	883	N/A	US$	883
	Fnma Pool AX5630	—	”	—	US$	872	N/A	US$	872
	Fed Hm Ln Pc Pool 849614	—	”	—	US$	870	N/A	US$	870

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2016						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Fannie Mae	—	Available-for-sale financial assets	—	US$	861	N/A	US$	861
	Fannie Mae	—	”	—	US$	857	N/A	US$	857
	Fnma Pool AM3370	—	”	—	US$	848	N/A	US$	848
	Fed Hm Ln Pc Pool 2B3772	—	”	—	US$	832	N/A	US$	832
	Fed Hm Ln Pc Pool J32972	—	”	—	US$	809	N/A	US$	809
	Freddie Mac	—	”	—	US$	808	N/A	US$	808
	Fnma Pool 890248	—	”	—	US$	804	N/A	US$	804
	Fnma Pool AD0651	—	”	—	US$	760	N/A	US$	760
	Fed Hm Ln Pc Pool V60841	—	”	—	US$	734	N/A	US$	734
	Freddie Mac	—	”	—	US$	720	N/A	US$	720
	Freddie Mac	—	”	—	US$	717	N/A	US$	717
	Fnma Pool AD0495	—	”	—	US$	695	N/A	US$	695
	Freddie Mac	—	”	—	US$	690	N/A	US$	690
	Freddie Mac	—	”	—	US$	688	N/A	US$	688
	Fannie Mae	—	”	—	US$	686	N/A	US$	686
	Fed Hm Ln Pc Pool 840260	—	”	—	US$	671	N/A	US$	671
	Fannie Mae	—	”	—	US$	655	N/A	US$	655
	Fnma Pool AL8471	—	”	—	US$	654	N/A	US$	654
	Government National Mortgage Association	—	”	—	US$	653	N/A	US$	653
	Freddie Mac	—	”	—	US$	652	N/A	US$	652
	Fnma Pool 888129	—	”	—	US$	652	N/A	US$	652
	Freddie Mac	—	”	—	US$	649	N/A	US$	649
	Fnma Pool AD0249	—	”	—	US$	629	N/A	US$	629
	Freddie Mac	—	”	—	US$	620	N/A	US$	620
	Fed Hm Ln Pc Pool G05956	—	”	—	US$	619	N/A	US$	619
	Fannie Mae	—	”	—	US$	608	N/A	US$	608
	Freddie Mac	—	”	—	US$	603	N/A	US$	603
	Government National Mortgage Association	—	”	—	US$	589	N/A	US$	589
	Government National Mortgage Association	—	”	—	US$	587	N/A	US$	587
	Fnma Pool 888736	—	”	—	US$	573	N/A	US$	573
	Fannie Mae	—	”	—	US$	572	N/A	US$	572
	Fannie Mae	—	”	—	US$	571	N/A	US$	571
	Fnma Pool AB0109	—	”	—	US$	557	N/A	US$	557
	Fnma Pool 257041	—	”	—	US$	551	N/A	US$	551
	Fannie Mae	—	”	—	US$	544	N/A	US$	544
	Fannie Mae	—	”	—	US$	519	N/A	US$	519
	Fnma Pool AL1747	—	”	—	US$	518	N/A	US$	518
	Fnma Pool 468896	—	”	—	US$	512	N/A	US$	512
	Government National Mortgage Association	—	”	—	US$	511	N/A	US$	511
	Fnma Pool 468518	—	”	—	US$	507	N/A	US$	507
	Government National Mortgage Association	—	”	—	US$	507	N/A	US$	507
	Government National Mortgage Association	—	”	—	US$	499	N/A	US$	499
	Fnma Pool AM6524	—	”	—	US$	498	N/A	US$	498
	Freddie Mac	—	”	—	US$	494	N/A	US$	494
	Freddie Mac	—	”	—	US$	485	N/A	US$	485
	Fnma Pool 466395	—	”	—	US$	479	N/A	US$	479
	Fnma Pool 835525	—	”	—	US$	471	N/A	US$	471
	Fnma Pool 725946	—	”	—	US$	469	N/A	US$	469
	Fannie Mae	—	”	—	US$	434	N/A	US$	434
	Freddie Mac	—	”	—	US$	430	N/A	US$	430
	Fnma Pool 257004	—	”	—	US$	421	N/A	US$	421
	Freddie Mac	—	”	—	US$	414	N/A	US$	414
	Fannie Mae	—	”	—	US$	397	N/A	US$	397
	Fnma Pool 469873	—	”	—	US$	390	N/A	US$	390
	Freddie Mac	—	”	—	US$	366	N/A	US$	366
	Fhlmc Multifamily Structured PTC	—	”	—	US$	362	N/A	US$	362
	Fed Hm Ln Pc Pool J33012	—	”	—	US$	349	N/A	US$	349
	Fed Hm Ln Pc Pool G60473	—	”	—	US$	349	N/A	US$	349
	Freddie Mac	—	”	—	US$	346	N/A	US$	346

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2016						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Fnma Pool AL0720	—	Available-for-sale financial assets	—	US$	332	N/A	US$	332
	Fannie Mae	—	”	—	US$	325	N/A	US$	325
	Fnma Pool AL6406	—	”	—	US$	322	N/A	US$	322
	Fannie Mae	—	”	—	US$	322	N/A	US$	322
	Fnma Pool 929187	—	”	—	US$	320	N/A	US$	320
	Freddie Mac	—	”	—	US$	317	N/A	US$	317
	Freddie Mac	—	”	—	US$	312	N/A	US$	312
	Freddie Mac	—	”	—	US$	301	N/A	US$	301
	Government National Mortgage Association	—	”	—	US$	300	N/A	US$	300
	Fannie Mae	—	”	—	US$	291	N/A	US$	291
	Gnma Pool 701598	—	”	—	US$	283	N/A	US$	283
	Fannie Mae	—	”	—	US$	283	N/A	US$	283
	Freddie Mac	—	”	—	US$	278	N/A	US$	278
	Freddie Mac	—	”	—	US$	274	N/A	US$	274
	Freddie Mac	—	”	—	US$	270	N/A	US$	270
	Fnma Pool 256721	—	”	—	US$	268	N/A	US$	268
	Fannie Mae	—	”	—	US$	264	N/A	US$	264
	Fannie Mae	—	”	—	US$	259	N/A	US$	259
	Fnma Pool MA1443	—	”	—	US$	257	N/A	US$	257
	Freddie Mac	—	”	—	US$	253	N/A	US$	253
	Fed Hm Ln Pc Pool J16417	—	”	—	US$	246	N/A	US$	246
	Fnma Pool AH3371	—	”	—	US$	242	N/A	US$	242
	Fannie Mae	—	”	—	US$	241	N/A	US$	241
	Fnma Pool 735997	—	”	—	US$	230	N/A	US$	230
	Fannie Mae	—	”	—	US$	216	N/A	US$	216
	Freddie Mac	—	”	—	US$	212	N/A	US$	212
	Fed Hm Ln Pc Pool G14441	—	”	—	US$	207	N/A	US$	207
	Gnma Pool 783206	—	”	—	US$	198	N/A	US$	198
	Fnma Pool 889633	—	”	—	US$	197	N/A	US$	197
	Government National Mortgage Association	—	”	—	US$	186	N/A	US$	186
	Government National Mortgage Association	—	”	—	US$	177	N/A	US$	177
	Government National Mortgage Association	—	”	—	US$	177	N/A	US$	177
	Freddie Mac	—	”	—	US$	171	N/A	US$	171
	Fnma Pool 725424	—	”	—	US$	170	N/A	US$	170
	Fannie Mae	—	”	—	US$	159	N/A	US$	159
	Fnma Pool 888994	—	”	—	US$	146	N/A	US$	146
	Fnma Pool 970382	—	”	—	US$	125	N/A	US$	125
	Fnma Pool 745418	—	”	—	US$	107	N/A	US$	107
	Fnma Pool AC8517	—	”	—	US$	106	N/A	US$	106
	Fannie Mae	—	”	—	US$	94	N/A	US$	94
	Fnma Pool 889455	—	”	—	US$	73	N/A	US$	73
	Fnma Pool 995018	—	”	—	US$	68	N/A	US$	68
	Fnma Pool AL1104	—	”	—	US$	55	N/A	US$	55
	Fnma Pool 831811	—	”	—	US$	53	N/A	US$	53
	Fed Hm Ln Pc Pool 849506	—	”	—	US$	37	N/A	US$	37
	Fnma Pool AL6964	—	”	—	US$	28	N/A	US$	28
	Fnma Pool AC8444	—	”	—	US$	24	N/A	US$	24
	Fnma Pool 535994	—	”	—	US$	22	N/A	US$	22
	Fnma Pool 745516	—	”	—	US$	22	N/A	US$	22
	Fnma Pool AE0616	—	”	—	US$	18	N/A	US$	18
	Fnma Pool 725773	—	”	—	US$	12	N/A	US$	12
	Fnma Pool 735141	—	”	—	US$	10	N/A	US$	10

	Negotiable certificate of deposit
	Bank of China	—	Held-to-maturity financial assets	—	US$	50,000	N/A	US$	50,322
	China Development Bank	—	”	—	US$	50,000	N/A	US$	50,285
	China Construction Bank	—	”	—	US$	50,000	N/A	US$	50,281

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2016						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Corporate issued asset-backed securities
	Capital One Multi Asset Execution Trust	—	Available-for-sale financial assets	—	US$	30,896	N/A	US$	30,896
	Citibank Credit Card Issuance Trust	—	”	—	US$	24,001	N/A	US$	24,001
	Chase Issuance Trust	—	”	—	US$	22,298	N/A	US$	22,298
	Discover Card Execution Note Trust	—	”	—	US$	14,457	N/A	US$	14,457
	Bank of America Credit Card Trust	—	”	—	US$	10,463	N/A	US$	10,463
	American Express Credit Account Master Trust	—	”	—	US$	7,807	N/A	US$	7,807
	Nissan Auto Lease Trust	—	”	—	US$	6,506	N/A	US$	6,506
	Ford Credit Auto Owner Trust	—	”	—	US$	6,148	N/A	US$	6,148
	Mercedes Benz Master Owner Trust	—	”	—	US$	6,001	N/A	US$	6,001
	Ford Credit Floorplan Master Owner Trust	—	”	—	US$	5,936	N/A	US$	5,936
	Chesapeake Funding II LLC	—	”	—	US$	5,783	N/A	US$	5,783
	American Express Credit Account Master Trust	—	”	—	US$	5,313	N/A	US$	5,313
	Ford Credit Auto Owner Trust	—	”	—	US$	5,011	N/A	US$	5,011
	GM Financial Automobile Leasing Trust	—	”	—	US$	4,223	N/A	US$	4,223
	American Express Credit Account Master Trust	—	”	—	US$	3,999	N/A	US$	3,999
	Morgan Stanley Capital I Trust	—	”	—	US$	3,986	N/A	US$	3,986
	GS Mortgage Securities Trust	—	”	—	US$	3,482	N/A	US$	3,482
	Nissan Auto Receivables Owner Trust	—	”	—	US$	3,385	N/A	US$	3,385
	Hyundai Auto Receivables Trust	—	”	—	US$	2,849	N/A	US$	2,849
	BMW Vehicle Lease Trust	—	”	—	US$	2,715	N/A	US$	2,715
	Mercedes Benz Auto Receivables Trust	—	”	—	US$	2,708	N/A	US$	2,708
	Hyundai Auto Lease Securitization Trust	—	”	—	US$	2,517	N/A	US$	2,517
	Toyota Auto Receivables Owner Trust	—	”	—	US$	2,493	N/A	US$	2,493
	BMW Floorplan Master Owner Trust	—	”	—	US$	2,440	N/A	US$	2,440
	Nissan Auto Lease Trust	—	”	—	US$	2,182	N/A	US$	2,182
	Mercedes Benz Auto Lease Trust	—	”	—	US$	2,162	N/A	US$	2,162
	Carmax Auto Owner Trust	—	”	—	US$	2,013	N/A	US$	2,013
	Nissan Auto Receivables Owner Trust	—	”	—	US$	2,008	N/A	US$	2,008
	Toyota Auto Receivables Owner Trust	—	”	—	US$	2,002	N/A	US$	2,002
	Nissan Auto Receivables Owner Trust	—	”	—	US$	2,002	N/A	US$	2,002
	Nissan Master Owner Trust Receivables Trust	—	”	—	US$	2,001	N/A	US$	2,001
	Mercedes Benz Auto Lease Trust	—	”	—	US$	2,001	N/A	US$	2,001
	Honda Auto Receivables Owner Trust	—	”	—	US$	1,999	N/A	US$	1,999
	Golden Credit Card Trust	—	”	—	US$	1,803	N/A	US$	1,803
	Ford Credit Auto Lease Trust	—	”	—	US$	1,741	N/A	US$	1,741
	Wheels SPV LLC	—	”	—	US$	1,713	N/A	US$	1,713
	Honda Auto Receivables Owner Trust	—	”	—	US$	1,704	N/A	US$	1,704
	Ford Credit Auto Owner Trust	—	”	—	US$	1,289	N/A	US$	1,289
	GM Financial Automobile Leasing Trust	—	”	—	US$	1,232	N/A	US$	1,232
	Hyundai Auto Lease Securitization Trust	—	”	—	US$	1,219	N/A	US$	1,219
	Toyota Auto Receivables Owner Trust	—	”	—	US$	1,143	N/A	US$	1,143
	Nissan Auto Receivables Owner Trust	—	”	—	US$	1,128	N/A	US$	1,128
	CFCRE Commercial Mortgage Trust	—	”	—	US$	1,114	N/A	US$	1,114
	GM Financial Automobile Leasing Trust	—	”	—	US$	1,105	N/A	US$	1,105
	Toyota Auto Receivables Owner Trust	—	”	—	US$	1,105	N/A	US$	1,105
	Toyota Auto Receivables Owner Trust	—	”	—	US$	1,021	N/A	US$	1,021
	Hyundai Auto Receivables Trust	—	”	—	US$	1,013	N/A	US$	1,013
	Mercedes Benz Auto Receivables Trust	—	”	—	US$	1,001	N/A	US$	1,001
	Nissan Auto Lease Trust	—	”	—	US$	1,001	N/A	US$	1,001
	GS Mortgage Securities Trust	—	”	—	US$	950	N/A	US$	950
	Honda Auto Receivables Owner Trust	—	”	—	US$	914	N/A	US$	914
	Hyundai Auto Receivables Trust	—	”	—	US$	904	N/A	US$	904
	Hyundai Auto Lease Securitization Trust	—	”	—	US$	892	N/A	US$	892
	Ford Credit Auto Owner Trust	—	”	—	US$	875	N/A	US$	875
	Enterprise Fleet Financing LLC	—	”	—	US$	801	N/A	US$	801
	GM Financial Automobile Leasing Trust	—	”	—	US$	774	N/A	US$	774
	Hyundai Auto Receivables Trust	—	”	—	US$	751	N/A	US$	751

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2016						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Honda Auto Receivables Owner Trust	—	Available-for-sale financial assets	—	US$	501	N/A	US$	501
	Ford Credit Auto Owner Trust	—	”	—	US$	490	N/A	US$	490
	Honda Auto Receivables Owner Trust	—	”	—	US$	401	N/A	US$	401
	Morgan Stanley Capital I Trust	—	”	—	US$	381	N/A	US$	381
	Nissan Auto Lease Trust	—	”	—	US$	346	N/A	US$	346
	Hyundai Auto Receivables Trust	—	”	—	US$	303	N/A	US$	303
	GS Mortgage Securities Trust	—	”	—	US$	113	N/A	US$	113

	Structure product
	Bank of Tokyo-Mitsubishi UFJ	—	Held-to-maturity financial assets	—	US$	50,000	N/A	US$	49,714

	Fund
	Primavera Capital Fund II L.P.	—	Financial assets carried at cost	—	US$	16,051	4	US$	16,051

VTAF III	Common stock
	LiquidLeds Lighting Corp.	—	Financial assets carried at cost	1,600	US$	800	11	US$	800
	Xenio Corporation	—	”	435	US$	453	3	US$	453
	Accton Wireless Broadband Corp.	—	”	2,249	US$	315	6	US$	315

	Preferred stock
	GTBF, Inc.	—	Financial assets carried at cost	1,154	US$	1,500	—	US$	1,500
	Neoconix, Inc.	—	”	4,147	US$	170	—	US$	170

VTAF II	Common stock
	RichWave Technology Corp.	—	Available-for-sale financial assets	1,354	US$	2,512	2	US$	2,512
	Impinj, Inc.	—	”	62	US$	2,264	—	US$	2,264
	Sentelic	—	Financial assets carried at cost	1,806	US$	2,607	8	US$	2,607
	Aether Systems, Inc.	—	”	3,100	US$	2,429	30	US$	2,429
	5V Technologies, Inc.	—	”	963	US$	2,168	2	US$	2,168

	Preferred stock
	Aquantia	—	Financial assets carried at cost	4,643	US$	4,441	2	US$	4,441

ISDF	Preferred stock
	Sonics, Inc.	—	Financial assets carried at cost	230		—	3		—

ISDF II	Common stock
	Alchip Technologies Limited	—	Available-for-sale financial assets	6,581	US$	5,569	11	US$	5,569
	Goyatek Technology, Corp.	—	Financial assets carried at cost	745		—	6		—
	Sonics, Inc.	—	”	278		—	4		—

	Preferred stock
	Sonics, Inc.	—	Financial assets carried at cost	264		—	4		—

(Concluded)

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note 1)
					Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Carrying Value		Gain/Loss on Disposal		Shares/Units (In Thousands)	Amount

TSMC	Bank debentures
	HSBC Bank (Taiwan) Limited	Held-to-maturity financial assets	—	—	—		$3,305,475	—		$—	—		$3,300,000		$3,300,000		$—	—		$—

	Corporate bond
	CPC Corporation, Taiwan	Held-to-maturity financial assets	—	—	—		1,543,723	—		1,513,743	—		200,000		200,000		—	—		2,845,854
	Hon Hai Precision Ind. Co., Ltd.	”	—	—	—		1,003,858	—		—	—		600,000		600,000		—	—		400,662
	Nan Ya Plastics Corporation	”	—	—	—		—	—		302,139	—		150,000		150,000		—	—		151,016

	Structure product
	Hua Nan Commercial Bank	Held-to-maturity financial assets	—	—	—		2,000,000	—		—	—		1,000,000		1,000,000		—	—		1,000,000
	Cathay United Bank	”	—	—	—		1,000,000	—		—	—		1,000,000		1,000,000		—	—		—

	Commercial paper
	Taiwan Power Company	Held-to-maturity financial assets	—	—	—		—	80		798,708	80		800,000		800,000		—	—		—

	Stock
	VisEra Tech	Investments accounted for using equity method	VisEra Holding	Subsidiary	—		—	253,120		5,005,171 (Note 3)	—		—		—		—	253,120		5,067,665
	Xintec	”	VisEra Holding	Associate	92,778		2,209,785	18,504		678,348 (Note 3)	—		—		—		—	111,282		2,711,649
	TSMC Nanjing	”	—	Subsidiary	—		—	—		1,630,700	—		—		—		—	—		1,558,313
	TSMC Global	Prepayments for Investments (Note 2)	—	Subsidiary	—		—	—		62,238,974	—		—		—		—	—		62,238,974

TSMC Global	Corporate bond
	Bank of America Corp.	Available-for-sale financial assets	—	—	—	US$	6,993	—	US$	10,950	—		—		—		—	—	US$	18,183
	JPMorgan Chase & Co.	”	—	—	—	US$	4,971	—	US$	17,144	—	US$	11,121	US$	10,999	US$	122	—	US$	11,181
	Aetna Inc.	”	—	—	—		—	—	US$	10,484	—		—		—		—	—	US$	10,577
	Teva Pharmaceuticals Netherlands	”	—	—	—		—	—	US$	11,925	—	US$	2,030	US$	1,993	US$	37	—	US$	9,925
	BMW US Capital LLC	”	—	—	—		—	—	US$	11,211	—	US$	3,990	US$	3,990		—	—	US$	7,227
	Shell International Fin.	”	—	—	—	US$	1,243	—	US$	9,752	—	US$	5,212	US$	5,234	US$	(22)	—	US$	5,806
	Cisco Systems Inc.	”	—	—	—		—	—	US$	13,545	—	US$	8,079	US$	8,007	US$	72	—	US$	5,529
	US Bank NA Cincinnati	”	—	—	—		—	—	US$	12,590	—	US$	9,018	US$	8,985	US$	33	—	US$	3,614
	JPMorgan Chase & Co.	Held-to-maturity financial assets	—	—	—	US$	10,798	—	US$	143,533	—		—		—		—	—	US$	153,456

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note 1)
					Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Carrying Value		Gain/Loss on Disposal		Shares/Units (In Thousands)	Amount

TSMC Global	Wells Fargo & Company	Held-to-maturity financial assets	—	—	—	US$	—	—	US$	150,008	—	US$	—	US$	—	US$	—	—	US$	150,007
	Goldman Sachs Group, Inc.	”	—	—	—		—	—	US$	100,000	—		—		—		—	—	US$	100,000
	Westpac Banking Corporation	”	—	—	—		—	—	US$	100,000	—		—		—		—	—	US$	100,000
	National Australia Bank	”	—	—	—		—	—	US$	50,000	—		—		—		—	—	US$	50,000
	Commonwealth Bank of Australia	”	—	—	—		—	—	US$	50,000	—		—		—		—	—	US$	50,000
	Bank of Nova Scotia	”	—	—	—		—	—	US$	49,978	—		—		—		—	—	US$	49,980

	Government bond
	US Treasury N/B	Available-for-sale financial assets	—	—	—	US$	26,702	—	US$	100,758	—	US$	42,729	US$	42,685	US$	44	—	US$	84,805
	US Treasury Floating Rate Note	”	—	—	—		—	—	US$	60,982	—	US$	43,334	US$	43,312	US$	22	—	US$	17,663
	Treasury Inflation-Indexed N/B	”	—	—	—		—	—	US$	11,974	—		—		—		—	—	US$	11,944
	Treasury Bill	”	—	—	—		—	—	US$	15,485	—	US$	4,800	US$	4,799	US$	1	—	US$	10,693
	US Treasury N/B	”	—	—	—		—	—	US$	21,605	—	US$	12,938	US$	12,963	US$	(25)	—	US$	8,574

	Agency bond
	Fnma Pool AL7191	Available-for-sale financial assets	—	—	—	US$	5,864	—	US$	9,855	—	US$	2,160	US$	2,462	US$	(302)	—	US$	13,570
	Fed Home Ln Discount Nt.	”	—	—	—		—	—	US$	12,496	—		—		—		—	—	US$	12,501
	Fnma Pool AL9128	”	—	—	—		—	—	US$	11,559	—		—		—		—	—	US$	11,587
	Fnma Pool 888577	”	—	—	—		—	—	US$	11,995	—	US$	1,578	US$	1,803	US$	(225)	—	US$	10,241
	Fed Hm Ln Pc Pool G60081	”	—	—	—		—	—	US$	9,954	—		—		—		—	—	US$	9,948
	Fed Hm Ln Pc Pool G18605	”	—	—	—		—	—	US$	9,855	—	US$	77	US$	81	US$	(4)	—	US$	9,779
	Fnma Pool AV5062	”	—	—	—		—	—	US$	9,975	—	US$	838	US$	875	US$	(37)	—	US$	9,175
	Fnma Tba 15 Yr 2.5	”	—	—	—	US$	3,964	—	US$	11,998	—	US$	16,006	US$	15,978	US$	28	—		—

	Corporate issued asset-backed securities
	Capital One Multi Asset Execution Trust	Available-for-sale financial assets	—	—	—	US$	8,961	—	US$	23,835	—	US$	1,999	US$	1,996	US$	3	—	US$	30,896
	Citibank Credit Card Issuance Trust	”	—	—	—	US$	9,756	—	US$	14,236	—		—		—		—	—	US$	24,001
	Chase Issuance Trust	”	—	—	—	US$	15,507	—	US$	12,433	—	US$	5,744	US$	5,753	US$	(9)	—	US$	22,298

	Structure product
	Bank of Tokyo-Mitsubishi UFJ	Held-to-maturity financial assets	—	—	—		—	—	US$	50,000	—		—		—		—	—	US$	50,000

	Money market fund
	Goldman Sachs US$ Liquid Reserves Fund	Available-for-sale financial assets	—	—	—		—	199,144	US$	199,144	199,144	US$	199,144	US$	199,144		—	—		—

Note 1:	The ending balance includes the amortization of premium/discount on bonds investments, share of profits/losses of investees and other related adjustment.
Note 2:	To lower the hedging cost, in February 2016, the Board of Directors of TSMC approved to inject US$2,000,000 thousand of capital into TSMC Global. This project was approved by the Investment Commission, Ministry of Economic Affairs, R.O.C. (MOEA). The prepayment for investment was US$1,930,200 thousand as of September 30, 2016. The total injection was finished in October 2016.
Note 3:	The Company restructured the organizational structure to simplify investment structure. Therefore, the acquisition amount was the carrying value of VisEra Holding’s investment in VisEra Tech and Xintec, respectively.

(Concluded)

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)		Payment Term	Counter-party	Nature of Relationships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
								Owner	Relationships	Transfer Date	Amount

TSMC	Fab	April 15, 2015 to February 17, 2016		$362,111	Monthly settlement by the construction progress and acceptance	Environetics Design Group Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	September 17, 2015 to January 25, 2016		3,201,800	Monthly settlement by the construction progress and acceptance	DA CIN Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	December 10, 2015 to April 11, 2016		3,167,768	Monthly settlement by the construction progress and acceptance	Fu Tsu Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	December 31, 2015 to January 04, 2016		1,250,000	Monthly settlement by the construction progress and acceptance	China Steel Structure Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	January 22, 2016 to January 25, 2016		750,000	Monthly settlement by the construction progress and acceptance	KEDGE Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None

TSMC Nanjing	Land use right	June 16, 2016	RMB	160,521	100% payment	Nanjing Municipal Bureau of Land and Resources	—	N/A	N/A	N/A	N/A	Bidding	Manufacturing purpose	None

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

										Notes/Accounts Payable or Receivable
			Transaction Details								Ending Balance
				Amount (Foreign Currencies		% to		Abnormal Transaction			(Foreign Currencies in	% to
Company Name	Related Party	Nature of Relationships	Purchases/Sales	in Thousands)		Total	Payment Terms	Unit Price	Payment Terms		Thousands)	Total	Note

TSMC	TSMC North America	Subsidiary	Sales	$445,309,072		64	Net 30 days from invoice date (Note)	—	Note		$91,740,664	72
	GUC	Associate	Sales	3,333,395		—	Net 30 days from the end of the month of when invoice is issued	—	—		133,290	—
	TSMC China	Subsidiary	Purchases	13,795,485		27	Net 30 days from the end of the month of when invoice is issued	—	—		(1,504,283)	5
	WaferTech	Indirect subsidiary	Purchases	6,528,538		13	Net 30 days from the end of the month of when invoice is issued	—	—		(1,272,453)	5
	VIS	Associate	Purchases	4,947,131		10	Net 30 days from the end of the month of when invoice is issued	—	—		(440,243)	2
	SSMC	Associate	Purchases	2,328,614		5	Net 30 days from the end of the month of when invoice is issued	—	—		(335,320)	1

TSMC North America	GUC	Associate of TSMC	Sales	(US$	664,185 20,474)	—	Net 30 days from invoice date	—	—	(US$	37,348 1,190)	—

Note:	The tenor is 30 days from TSMC’s invoice date or determined by the payment terms granted to its clients by TSMC North America.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

SEPTEMBER 30, 2016

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Ending Balance (Foreign Currencies in Thousands)		Turnover Days (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amount	Action Taken

TSMC	TSMC North America	Subsidiary		$92,554,875	46	$948,504	—	$967,887	$—
	GUC	Associate		133,290	25	—	—	—	—

TSMC Japan	TSMC	Parent company	(JPY	118,764 381,389)	110	—	—	—	—

TSMC China	TSMC	Parent company	(RMB	1,504,283 317,513)	30	—	—	—	—

TSMC Technology	TSMC	Parent company	(US$	239,816 7,644)	Note 2	—	—	—	—

WaferTech	TSMC	Parent company	(US$	1,272,453 40,558)	42	—	—	—	—

TSMC China	TSMC Nanjing	The same parent company	(RMB	3,537,383 752,043)	Note 2	—	—	—	—

WaferTech	TSMC Development	The same parent company	(US$	201,080 6,409)	Note 2	—	—	—	—

Note 1:	The calculation of turnover days excludes other receivables from related parties.
Note 2:	The ending balance is primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 8

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Counter Party	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Net Revenue or Total Assets

0	TSMC	TSMC North America	1	Net revenue from sale of goods	$445,309,072	—	65%
				Receivables from related parties	91,740,664	—	5%
				Other receivables from related parties	814,211	—	—
		TSMC Japan	1	Marketing expenses - commission	206,285	—	—
				Payables to related parties	118,764	—	—
		TSMC Europe	1	Marketing expenses - commission	338,176	—	—
		TSMC China	1	Purchases	13,795,485	—	2%
				Marketing expenses - commission	103,381	—	—
				Payables to related parties	1,504,283	—	—
		TSMC Canada	1	Research and development expenses	181,025	—	—
		TSMC Technology	1	Research and development expenses	1,438,575	—	—
				Payables to related parties	239,816	—	—
		WaferTech	1	Purchases	6,528,538	—	1%
				Payables to related parties	1,272,453	—	—
1	TSMC China	TSMC Nanjing	3	Other receivables from related parties	3,537,383	—	—
2	TSMC Development	WaferTech	3	Other payables from related parties	201,080	—	—

Note 1:	No. 1 represents the transactions from parent company to subsidiary.
No. 3 represents the transactions between subsidiaries.
Note 2:	The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.

TABLE 9

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INFORMATION ON INVESTMENT IN MAINLAND CHINA)

FOR NINE MONTHS ENDED SEPTEMBER 30, 2016

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of September 30, 2016			Net Income	Share of Profits/Losses	Note
				September 30, 2016 (Foreign Currencies in Thousands)	December 31, 2015 (Foreign Currencies in Thousands)	Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)	(Losses) of the Investee (Foreign Currencies in Thousands)	of Investee (Note 1) (Foreign Currencies in Thousands)

TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities	$229,994,210 Note 3	$167,755,236	5	100	$256,636,277	$1,914,770	$1,914,770	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry	31,456,130	31,456,130	988,268	100	49,980,117	1,715,686	1,715,686	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	10,180,677	10,180,677	464,223	28	8,422,487	4,181,501	1,180,531	Associate
	SSMC	Singapore	Fabrication and supply of integrated circuits	5,120,028	5,120,028	314	39	6,436,314	3,487,096	1,352,645	Associate
	VisEra Tech	Hsin-Chu, Taiwan	Engaged in manufacturing electronic spare parts and in researching, developing, designing, manufacturing, selling, packaging and testing of color filter	5,005,171	—	253,120	87	5,067,665	469,225	62,493	Subsidiary
	TSMC North America	San Jose, California, U.S.A	Selling and marketing of integrated circuits and semiconductor devices	333,718	333,718	11,000	100	4,181,303	147,260	147,260	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging service	1,988,317	1,309,969	111,282	41	2,711,649	(363,408)	(130,474)	Associate
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	386,568	386,568	46,688	35	1,121,104	395,559	138,222	Associate
	VTAF II	Cayman Islands	Investing in new start-up technology companies	608,562	608,562	—	98	526,514	(19,113)	(18,731)	Subsidiary
	Chi Cherng	Taipei, Taiwan	Investment activities	394,674	394,674	36,600	100	395,987	1,623	1,623	Subsidiary
	TSMC Europe	Amsterdam, the Netherlands	Marketing and engineering supporting activities	15,749	15,749	—	100	353,467	30,119	30,119	Subsidiary
	VTAF III	Cayman Islands	Investing in new start-up technology companies	1,355,417	1,499,452	—	98	214,890	(12,622)	(12,369)	Subsidiary
	TSMC Japan	Yokohama, Japan	Marketing activities	83,760	83,760	6	100	150,727	5,312	5,312	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and technical supporting activities	13,656	13,656	80	100	37,806	1,788	1,788	Subsidiary
	VTA Holdings	Delaware, U.S.A	Investing in new start-up technology companies	—	—	—	7	—	—	—	Subsidiary
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies	—	844,775	—	—	—	(313)	(311)	Subsidiary
	TSMC Solar Europe GmbH	Hamburg, Germany	Selling of solar related products and providing customer service	25,266	25,266	1	100	(4,744)	(6,086)	(6,086)	Subsidiary
	Motech	New Taipei, Taiwan	Manufacturing and sales of solar cells, crystalline silicon solar cell, and test and measurement instruments and design and construction of solar power systems	Note 4	5,221,931	Note 4	Note 4	Note 4	Note 4	93,030	Note 4

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of September 30, 2016				Net Income			Share of Profits/Losses	Note
				September 30, 2016 (Foreign Currencies in Thousands)		December 31, 2015 (Foreign Currencies in Thousands)		Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)		(Losses) of the Investee (Foreign Currencies in Thousands)			of Investee (Note 1) (Foreign Currencies in Thousands)

TSMC Partners	TSMC Development	Delaware, U.S.A	Investment activities	(US$	0.03 0.001)	(US$	0.03 0.001)	—	100	(US$	26,075,809 831,128)	(US$	1,264,240 38,972)		Note 2	Subsidiary
	VisEra Holding	Cayman Islands	Investing in companies involved in the design, manufacturing, and other related businesses in the semiconductor industry	(US$	4,743,887 151,204)	(US$	4,743,887 151,204)	86,000	100	(US$	6,889,510 219,593)	(US$	348,083 10,730)		Note 2	Subsidiary
	TSMC Technology	Delaware, U.S.A	Engineering support activities	(US$	0.03 0.001)	(US$	0.03 0.001)	—	100	(US$	507,904 16,189)	(US$	(12,312 (380	) ))	Note 2	Subsidiary
	ISDF II	Cayman Islands	Investing in new start-up technology companies	(US$	291,747 9,299)	(US$	291,747 9,299)	9,299	97	(US$	297,993 9,498)	(US$	2,584 80)		Note 2	Subsidiary

TSMC Partners	TSMC Canada	Ontario, Canada	Engineering support activities	$ (US$	72,160 2,300)	$ (US$	72,160 2,300)	2,300	100	$ (US$	163,457 5,210)	$ (US$	10,246 316)		Note 2	Subsidiary
	ISDF	Cayman Islands	Investing in new start-up technology companies	(US$	18,291 583)	(US$	18,291 583)	583	97	(US$	3,866 123)	(US$	(61 (2	) ))	Note 2	Subsidiary

VTAF III	Growth Fund	Cayman Islands	Investing in new start-up technology companies	(US$	45,861 1,462)	(US$	45,861 1,462)	—	100	(US$	29,060 926)	(US$	4,261 131)		Note 2	Subsidiary
	Mutual-Pak	New Taipei, Taiwan	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	(US$	163,542 5,213)	(US$	163,542 5,213)	15,643	58	(US$	17,972 573)	(US$	(3,276 (101	) ))	Note 2	Subsidiary
	VTA Holdings	Delaware, U.S.A	Investing in new start-up technology companies		—		—	—	62		—		—		Note 2	Subsidiary

VTAF II	VTA Holdings	Delaware, U.S.A	Investing in new start-up technology companies		—		—	—	31		—		—		Note 2	Subsidiary

TSMC Development	WaferTech	Washington, U.S.A	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices		—		—	293,637	100	(US$	6,274,590 199,993)	(US$	1,176,892 36,279)		Note 2	Subsidiary

VisEra Holding	VisEra Tech	Hsin-Chu, Taiwan	Engaged in manufacturing electronic spare parts and in researching, developing, designing, manufacturing, selling, packaging and testing of color filter		—	(US$	2,951,310 94,069)	—	—		—	(US$	469,225 14,464)		Note 2	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging service		—	(US$	190,846 6,083)	—	—		—	(US$	(363,408 (11,202	) ))	Note 2	Associate

Note 1:	The share of profits/losses of investee includes the effect of unrealized gross profit on intercompany transactions.
Note 2:	The share of profits/losses of the investee company is not reflected herein as such amount is already included in the share of profits/losses of the investor company.
Note 3:	To lower the hedging cost, in February 2016, the Board of Directors of TSMC approved to inject US$2,000,000 thousand of capital into TSMC Global. This project was approved by the Investment Commission, Ministry of Economic Affairs, R.O.C. (MOEA). The prepayment for investment was US$1,930,200 thousand as of September 30, 2016. The total injection was finished in October 2016.
Note 4:	The Company has no longer served as Motech’s board of director starting June 2016. As a result, the Company exercises no significant influence over Motech. Therefore, Motech is no longer accounted for using the equity method.

(Concluded)

TABLE 10

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INFORMATION ON INVESTMENT IN MAINLAND CHINA

FOR NINE MONTHS ENDED SEPTEMBER 30, 2016

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (RMB in Thousands)		Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2016 (US$ in Thousands)		Investment Flows			Accumulated Outflow of Investment from Taiwan as of September 30, 2016 (US$ in Thousands)		Net Income (Losses) of the Investee Company	Percentage of Ownership	Share of Profits/Losses	Carrying Amount as of September 30, 2016	Accumulated Inward Remittance of Earnings as of September 30, 2016
							Outflow (US$ in Thousands)		Inflow

TSMC China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	$ (RMB	18,939,667 4,502,080)	Note 1	$ (US$	18,939,667 596,000)		$—	$—	$ (US$	18,939,667 596,000)	$3,961,949	100%	$3,845,416 (Note 2)	$41,031,300	$—

TSMC Nanjing	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	(RMB	1,630,700 328,975)	Note 1		—	(US$	1,630,700 50,000)	—	(US$	1,630,700 50,000)	11,446	100%	11,446 (Note 2)	1,558,313	—

Accumulated Investment in Mainland China as of September 30, 2016 (US$ in Thousands)		Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousands)		Upper Limit on Investment

$ (US$	20,570,367 646,000)	$ (US$	119,412,667 3,596,000)	Note 3

Note 1:	TSMC directly invested US$596,000 thousand in TSMC China and US$50,000 thousand in TSMC Nanjing.
Note 2:	Amount was recognized based on the reviewed financial statements.
Note 3:	As the Company has obtained the certificate of being qualified for operating headquarters issued by Industrial Development Bureau, MOEA on August 2016, the upper limit on investment in Mainland China pursuant to “Principle of investment or Technical Cooperation in Mainland China” is not applicable.